Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

BELDEN INC.

(as the Seller)

and

CARLISLE INTERCONNECT TECHNOLOGIES, INC.

(as the Buyer)

and

CARLISLE COMPANIES INCORPORATED

(solely for the purposes of Section 12.19 hereof)

November 16, 2012

TABLE OF CONTENTS

ARTICLE I SHARES AND ASSET PURCHASE		1

1.1	Sale and Transfer of Shares and Assets; Assumption of Liabilities	1
1.2	Purchase Price and Related Matters	2
1.3	The Closing	2
1.4	Purchase Price Adjustment	4
1.5	Consents to Assignment	5
1.6	Further Assurances	6

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLER		6

2.1	Organization, Qualification and Power	6
2.2	Capitalization	6
2.3	Authority	7
2.4	Noncontravention	7
2.5	Financial Statements; Undisclosed Liabilities	8
2.6	Absence of Certain Changes	8
2.7	Tax Matters	9
2.8	Tangible Personal Property	10
2.9	Designated Owned Real Property	11
2.10	Designated Leased Real Property	13
2.11	Intellectual Property	14
2.12	Contracts	16
2.13	Entire Business	17
2.14	Litigation	18
2.15	Employment Matters	18
2.16	Employee Benefits	19
2.17	Environmental Matters	20
2.18	Legal Compliance	22
2.19	Permits	22
2.20	FCPA; Antibribery	22
2.21	Brokers’ Fees	22
2.22	Inventory	22
2.23	Accounts Receivable	22
2.24	Customers and Suppliers	23
2.25	Product Warranties; Product Liability	23
2.26	Maquiladora	23
2.27	No Other Representations and Warranties	24

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER		24

3.1	Organization	24
3.2	Authority	24
3.3	Noncontravention	24
3.4	Litigation	25

i

3.5	Investment Intent	25
3.6	Financing	25
3.7	Solvency	25
3.8	Projections	25

ARTICLE IV PRE-CLOSING COVENANTS		26

4.1	Closing Efforts; Hart-Scott-Rodino Act	26
4.2	Operation of Business	27
4.3	Access	28
4.4	Disclosure Schedule	29
4.5	Release of Guarantee	29
4.6	Elimination of Intercompany Items; Indebtedness and Expenses	30

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		30

5.1	Conditions to Obligations of the Buyer	30
5.2	Conditions to Obligations of the Seller	31
5.3	Deemed Waiver	32
5.4	Frustration of Closing Conditions	32

ARTICLE VI INDEMNIFICATION		32

6.1	Indemnification by the Seller	32
6.2	Indemnification by the Buyer	33
6.3	Claims for Indemnification	33
6.4	Survival	34
6.5	Limitations	34
6.6	Tax Adjustment	36

ARTICLE VII TAX MATTERS		36

7.1	Preparation and Filing of Tax Returns; Payment of Taxes	36
7.2	Allocation of Certain Taxes	37
7.3	Refunds and Carrybacks	38
7.4	Cooperation on Tax Matters; Tax Audits	38
7.5	Waiver of Loss Carryback	39
7.6	Additional Post-Closing Tax Covenant	39
7.7	Scope of Article VII	39

ARTICLE VIII TERMINATION		39

8.1	Termination of Agreement	39
8.2	Effect of Termination	40

ARTICLE IX EMPLOYEE MATTERS		40

9.1	Offer of Employment	40
9.2	Compensation; Employee Benefits; Severance Plans	40

ARTICLE X OTHER POST-CLOSING COVENANTS		42

10.1	Director and Officer Indemnification	42
10.2	Payment of Certain Monies	42
10.3	Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege	42
10.4	Use of Names	43
10.5	Non-competition; Non-solicitation	44

ARTICLE XI DEFINITIONS		46

ARTICLE XII MISCELLANEOUS		58

12.1	Press Releases and Announcements	58
12.2	No Third Party Beneficiaries	58
12.3	Treatment of Raydex	59
12.4	Entire Agreement	59
12.5	Succession and Assignment	59
12.6	Notices	59
12.7	Amendments and Waivers	60
12.8	Severability	60
12.9	Expenses	60
12.10	Specific Performance	60
12.11	Governing Law	61
12.12	Submission to Jurisdiction	61
12.13	Bulk Transfer Laws	61
12.14	Construction	61
12.15	No Solicitation; Acquisition Proposals	62
12.16	Waiver of Jury Trial	62
12.17	Further Representations	62
12.18	Counterparts and Facsimile Signature	63
12.19	Parent Guarantee	63

Disclosure Schedule*

*	Schedules and exhibits are omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

Schedules:

Schedule 1.2(b)	Tax Allocation Principles
Schedule 1.4	Working Capital Guidelines (Accounting Principles)
Schedule 5.1(g)	Required Consents
Schedule 6.1(f)	Environmental Indemnification Matters
Schedule D-2	Permitted Encumbrances
Schedule D-3	Excluded Assets
Schedule D-4	Seller Knowledge Persons
Schedule D-5	Buyer Knowledge Persons

Exhibits:

Exhibit A –	Form of Bill of Sale
Exhibit B –	Form of Assumption Agreement
Exhibit C –	Form of Transition Services Agreement
Exhibit D –	Form of Supply Agreement

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (the “Agreement”) is entered into as of November 16, 2012 by Belden Inc., a company incorporated in Delaware (“Belden” or the “Seller”), Carlisle Interconnect Technologies, Inc., a Delaware corporation (the “Buyer”), and Carlisle Companies Incorporated, a Delaware corporation (“Parent”), solely for the purposes of joining Section 12.19 of this Agreement. The Seller and the Buyer are each individually referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

INTRODUCTION

1. Aside from other businesses, the Seller designs, manufactures and sells wire and cable products for the commercial and military aerospace markets and certain industrial markets through (i) its unincorporated North American division, Thermax, and (ii) its wholly owned subsidiary, Raydex/CDT Limited, a company incorporated in England and Wales with registered number 03049059 (collectively, the “Business”).

2. The Buyer desires to purchase from Belden, either directly or through one or more wholly owned subsidiaries, and Belden desires to sell to the Buyer (or, as the case may be, procure the sale of): (i) the entire issued share capital, made up of 1,000,100 ordinary shares of nominal value £1 each (the “Shares”), of Raydex/CDT Limited (“Raydex”) and (ii) the Acquired Assets, each upon the terms and subject to the conditions set forth in this Agreement.

3. Capitalized terms used in this Agreement shall have the meaning given them in Article XI.

NOW, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is acknowledged, the Parties agree as follows:

ARTICLE I

SHARES AND ASSET PURCHASE

1.1 Sale and Transfer of Shares and Assets; Assumption of Liabilities.

(a) Sale and Transfer of Shares. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, Belden shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from Belden, the Shares, free and clear of all Encumbrances. At the Closing Belden shall deliver (or procure the delivery of), a duly executed stock transfer form as further detailed in Section 1.3.

(b) Sale and Transfer of Assets. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, Belden shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from Belden, all of Belden’s right, title and interest in and to the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Assumed Liabilities. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Buyer shall assume and agree to pay, perform and discharge when due the Assumed Liabilities.

(d) Excluded Liabilities. Notwithstanding anything in this Agreement or any other writing to the contrary, the Buyer is assuming only the Assumed Liabilities and is not assuming any Excluded Liability of the Seller, whether presently in existence or arising hereafter. All Excluded Liabilities shall be retained by and remain obligations and liabilities of Belden.

1.2 Purchase Price and Related Matters.

(a) Purchase Price. In consideration for the sale and transfer of the Acquired Assets and the Shares, at the Closing, the Buyer shall assume the Assumed Liabilities as provided in Section 1.1(c) and shall pay to the Seller the Purchase Price in cash by wire transfers of immediately available funds. The Purchase Price is subject to adjustment as provided in Section 1.4.

(b) Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities shall be allocated between the Shares and the Acquired Assets in accordance with the allocation set forth on Schedule 1.2(b). Within sixty (60) days after the Closing Date, the Seller shall deliver to the Buyer a schedule allocating the portion of the Purchase Price and the Assumed Liabilities allocated to the Acquired Assets to and among the Acquired Assets (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. The Allocation Schedule prepared by the Seller shall be deemed final unless the Buyer notifies the Seller in writing that the Buyer objects to one or more items reflected in the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to the Buyer. In the event of any such objection, the Seller and the Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if the Seller and the Buyer are unable to resolve any dispute with respect to the Allocation Schedule within such 30-day period, such dispute shall be resolved by the Neutral Accountant. The fees and expenses of the Neutral Accountant shall be borne equally by the Seller and the Buyer. The Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the Seller may reasonably request to prepare the Allocation Schedule. The Seller and the Buyer agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule. Any adjustment to the Purchase Price pursuant to Section 1.4 or Section 6.6 shall be allocated in a manner consistent with the Allocation Schedule.

1.3 The Closing.

(a) Time and Location. The Closing shall take place at the offices of Belden at 7733 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105 (or remotely by electronic exchange of documents and signatures), commencing at 10:00 a.m., local time, on the Closing Date.

(b) Actions at the Closing.

At the Closing:

(i) the Seller shall execute and deliver to the Buyer a stock transfer form in favor of the Buyer in respect of the Shares together with the share certificate relating thereto (or duly executed indemnity for that share certificate in a form reasonably satisfactory to the Buyer);

(ii) the Seller shall execute and deliver a Bill of Sale and Assignment in substantially the form attached hereto as Exhibit A;

(iii) the Buyer shall execute and deliver to the Seller an Assumption Agreement in substantially the form attached hereto as Exhibit B;

(iv) the Seller and the Buyer shall execute and deliver a Transition Services Agreement in substantially the form attached hereto as Exhibit C;

(v) the Seller and the Buyer shall execute and deliver a Supply Agreement in substantially the form attached hereto as Exhibit D;

(vi) the Buyer shall pay to the Seller the Purchase Price (as adjusted at Closing pursuant to Section 1.4) in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions delivered to the Buyer by the Seller at least two Business Days prior to the Closing;

(vii) the Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above;

(viii) the Seller shall deliver to the Buyer duly executed letters of resignation of Kevin Bloomfield as a director and as secretary of Raydex and of Hendrikus Derksen as a director at Raydex;

(ix) the Seller shall deliver to the Buyer a written resignation of the auditors of Raydex together with the item required under Section 519 of the Companies Act 2006;

(x) the Seller shall cause to be held a meeting of the board of directors of Raydex at which: (A) the registration of the transfer of the Shares and the issue of a share certificate in respect of the Shares shall (subject to stamping) be approved; (B) such persons as the Buyer shall nominate shall be appointed as directors and as secretary of Raydex and the resignations referred to in (viii) above shall be accepted; (C) such firm of accountants as the Buyer shall nominate shall be appointed as the auditors of Raydex and the resignation referred to in (ix) above shall be accepted; and (D) all existing bank mandates of Raydex shall be terminated and new mandates entered into; and

(xi) the Seller shall deliver to the Buyer the statutory registers and minute books (written up to Closing), the certificate of incorporation and any certificate of incorporation or change of name of Raydex together with Raydex’ authentication code(s) for the purposes of electronic filing with the Registrar of Companies of England and Wales.

1.4 Purchase Price Adjustment. The Purchase Price set forth in Section 1.2(a) shall be subject to the adjustments as set forth below, and all references in this Agreement to the Purchase Price shall be deemed to be the Purchase Price as adjusted pursuant to this Section 1.4. Prior to the Closing Date, the Seller will deliver to the Buyer a calculation of the Seller’s good faith estimate of the Closing Working Capital Amount, which shall be prepared on a consistent basis with the accounting principles, practices, procedures, policies, methods, calculation guidelines and example calculations set forth on Schedule 1.4 (the “Working Capital Guidelines”). The Buyer will have the right to review the computation and work papers and the underlying books and records used in such calculation and approve such calculation, which approval may not be unreasonably withheld, delayed or conditioned. Such approved estimated Closing Working Capital Amount, with such changes if any as may be agreed to between the Seller and the Buyer not later than the Business Day immediately preceding the Closing Date, is the “Estimated Working Capital Amount.” The Purchase Price paid at Closing will be increased to the extent that the Estimated Working Capital Amount is greater than the Target Working Capital Amount and will be decreased to the extent that the Estimated Working Capital Amount is less than the Target Working Capital Amount.

(a) Within 60 days after the Closing Date, the Buyer shall prepare and deliver the Closing Statement to the Seller. The Closing Statement shall be prepared on a consistent basis with the Working Capital Guidelines. The Closing Statement shall set forth in reasonable detail the actual amount of the Closing Working Capital Amount and the Working Capital Adjustment, and (ii) the Buyer’s recalculation of the Purchase Price based on the Buyer’s recalculations of the adjustments contained in the Closing Statement.

(b) The Seller shall deliver to the Buyer, within 30 days after the Buyer’s delivery of the Closing Statement, either a notice indicating that the Seller accepts the Closing Statement or a statement describing the Seller’s objections to the Closing Statement, which statement of objections shall describe in reasonable detail the nature and amount of the Seller’s objections. If the Seller does not deliver a notice objecting to the Closing Statement delivered by the Buyer within 30 days after the Buyer’s delivery of the Closing Statement, the Closing Statement shall be final and binding on the Parties.

(c) If the Seller objects to the Closing Statement and any such objections are not resolved by the Seller and the Buyer within 60 days after the Buyer’s delivery of the Closing Statement, the Buyer and the Seller shall (A) jointly prepare and sign a statement setting forth (1) those objections (if any) that the Buyer and the Seller have resolved and the resolution of such objections and (2) those objections that remain unresolved and (B) engage the Neutral Accountant to resolve such unresolved objections. Each of the Buyer and the Seller shall provide to the Neutral Accountant any information of such Party that the Neutral Accountant reasonably requests for purposes of resolving such unresolved objections. The Buyer and the Seller shall instruct the Neutral Accountant that (X) the scope of its review and authority shall be limited to resolving such unresolved objections, (Y) the Neutral Accountant shall act as an expert and not as an arbitrator, and (Z) the Neutral Accountant shall issue a ruling which sets forth the resolution of each such unresolved objection and includes a statement reflecting the Neutral

Accountant’s resolution of such unresolved objections. The resolution by the Neutral Accountant of such unresolved objections and calculation of Closing Working Capital Amount prepared by the Neutral Accountant giving effect thereto shall be conclusive and binding upon the Buyer and the Seller. The Buyer and the Seller each agrees that the procedures set forth in this Section 1.4(c) for resolving disputes with respect to the Closing Statement shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any Party from instituting litigation to enforce the determination of the Closing Statement and the Closing Working Capital Amount by the Neutral Accountant in a court of competent jurisdiction determined in accordance with Section 12.12. The Buyer and the Seller each shall share equally the fees and expenses of the Neutral Accountant for its services under this Section 1.4(c).

(d) Upon the determination, in accordance with Sections 1.4(a)-(c), of the final calculations of the amounts of (i) the Closing Working Capital Amount and (ii) the Working Capital Adjustment, the Purchase Price shall be recalculated using such finally determined amounts. The term “Final Purchase Price” means the recalculation of the Purchase Price shown on the Final Closing Statement. If the Closing Working Capital Amount (as adjusted by agreement of the Parties as set forth herein or by the determination of the Neutral Accountant as set forth herein) exceeds the Estimated Working Capital Amount, the Buyer shall pay the Seller the amount of such excess by wire transfer or other delivery of immediately available funds, within three Business Days after the date on which the Final Closing Statement is finally determined pursuant to this Section 1.4 (plus interest thereon at the rate of 3.25% per annum, compounded monthly, from the Closing Date). If the Estimated Working Capital Amount exceeds the Closing Working Capital Amount (as adjusted by agreement of the Parties as set forth herein or by the determination of the Neutral Accountant as set forth herein), the Seller shall pay the Buyer the amount of such excess by wire transfer or other delivery of immediately available funds, within three Business Days after the date on which the Final Closing Statement is finally determined pursuant to this Section 1.4 (plus interest thereon at the rate of 3.25% per annum, compounded monthly, from the Closing Date).

1.5 Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any contract, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if (a) an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof and (b) such consent is not obtained. In such case, (x) such item shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price; (y) from and after the Closing, the Seller and the Buyer will cooperate, in all reasonable respects, to obtain such consent as soon as practicable after the Closing; and (z) until such consent is obtained, the Seller and the Buyer will cooperate, in all reasonable respects, to provide to the Buyer the benefits under such item (with the Buyer entitled to all the gains and responsible for all the losses, Taxes, liabilities and/or obligations thereunder). In particular, in the event that any such consent is not obtained prior to the Closing, then the Buyer and the Seller shall enter into such arrangements (including, without limitation, subleasing or subcontracting if permitted) to provide to the Parties the economic and operational equivalent of obtaining such consent and assigning or transferring such item, including, without limitation, enforcement for the benefit of the Buyer of all claims or rights arising thereunder, and the performance by the Buyer of the obligations thereunder on a prompt and punctual basis.

1.6 Further Assurances. At any time and from time to time after the Closing Date, as and when requested by either Party hereto, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further actions as are reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement. The Seller declares that for as long as it remains the registered holder of the Shares after the Closing Date it will: (i) hold the Shares and the dividends and any other moneys paid or distributed in respect of them after Closing and all rights arising out of or in connection with them as bare trustee for the Buyer; and (ii) deal with the Shares and all such dividends, distributions and rights as the Buyer may direct for the period between the Closing Date and the date on which the Buyer is entered in Raydex’s statutory register of members as the holder of the Shares. The Seller hereby irrevocably appoints the Buyer with effect from Closing as its attorney for the purpose of exercising any and all rights, privileges or duties attaching to the Shares, including receiving notices of and attending and voting at all meetings of the members of Raydex.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that the statements contained in this Article II are true and correct as of the date hereof, except (a) as set forth in the Disclosure Schedule or (b) to the extent any warranty or representation speaks as of an earlier date.

2.1 Organization, Qualification and Power.

(a) The Seller. The Seller is duly organized, validly existing and in good standing under the Laws of Delaware and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failure to be qualified that would not reasonably be expected to result in a Business Material Adverse Effect. The Seller has all requisite corporate power and authority to carry on the Businesses and to own and use the properties now owned and used by it.

(b) Raydex. Raydex is duly organized, validly existing and in good standing under the Laws of England and Wales and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for any such failure to be qualified that would not reasonably be expected to result in a Business Material Adverse Effect. Raydex has all requisite corporate power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

2.2 Capitalization.

(a) All of the Shares are owned legally and beneficially by Belden, and Belden has good title to the Shares, free and clear of any Encumbrances, other than applicable securities law restrictions. The Shares constitute the entire issued share capital of Raydex.

(b) There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Raydex is a party or which are binding upon Raydex providing for the issuance, disposition or acquisition of any of its equity interests. There are no agreements or arrangements, voting trusts or proxies (whether formal or informal, written or unwritten) with respect to the voting of any securities of Raydex. Raydex has no Subsidiaries.

2.3 Authority. The Seller has all requisite corporate power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Seller of this Agreement and such Ancillary Agreements and the consummation by the Seller of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action on the part of the Seller. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Seller and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Buyer, constitutes or will constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.4 Noncontravention. Subject to compliance with the applicable requirements of the Antitrust Laws, neither the execution and delivery by the Seller of this Agreement or the Ancillary Agreements to which the Seller will be a party, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will:

(a) conflict with or violate any provision of the charter, bylaws, or other comparable governing document, as applicable, of Raydex or the Seller;

(b) require on the part of Raydex or the Seller any filing with, or any permit, authorization, consent or approval of, any Governmental Entity (other than such filings with the Registrar of Companies of England and Wales and the United Kingdom’s HM Revenue & Customs as are necessary to effect the payment of all stamp taxes due on the transfer of the Shares or to reflect the Closing actions set out in Section 1.3(b) as they relate to Raydex);

(c) subject to receipt of those consents set forth on Schedule 2.4, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate or modify, or require any notice, consent or waiver under, any material contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness or Encumbrance to which Raydex or the Seller is a party or by which Raydex or the Seller is bound or to which any of their respective assets is subject, in each case, which event, or the failure to obtain which, as applicable, would be material to the Business; or

(d) to the Knowledge of the Seller, violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to Raydex or the Seller or any of their respective properties or assets.

2.5 Financial Statements; Undisclosed Liabilities.

(a) The Disclosure Schedule includes copies of the Financial Statements. The Financial Statements are complete and correct and present fairly, in all material respects, the financial condition and results of operations of the Business as of the respective dates thereof and for the periods referred to therein. The Financial Statements have been prepared in accordance with GAAP except (i) for the absence of notes thereto, year-end audit adjustments, and accruals for corporate overhead expenses, and (ii) with respect to any portions of the balance sheets and income statements set forth on the Disclosure Schedule.

(b) Except as set forth on the Disclosure Schedule, the Business has no material liabilities, commitments or obligations of any nature, whether absolute, accrued or unaccrued, contingent, known or unknown, except (i) liabilities, commitments or obligations disclosed or reflected in the Financial Statements, (ii) current liabilities, commitments or obligations incurred in the ordinary course of business after the Balance Sheet Date, (iii) liabilities and obligations under this Agreement, (iv) liabilities, commitments or obligations under the contracts or agreements included in the Assumed Liabilities, and (v) liabilities, commitments or obligations reflected in the Excluded Liabilities, which will not be transferred with the Business.

2.6 Absence of Certain Changes. Since June 30, 2012, the Seller and Raydex have conducted the Business only in the ordinary course of business consistent with past practice and there have not been any changes in the financial condition or results of operations of the Business, except for any changes that have not resulted in, and would not reasonably be expected to result, in a Business Material Adverse Effect. Since June 30, 2012, neither the Seller (with respect to the Business or the Acquired Assets) nor Raydex has:

(a) mortgaged or pledged any of its assets or properties or subjected them to any Encumbrance (except for Permitted Encumbrances);

(b) had any contract involving more than $250,000 accelerated, terminated, modified, or cancelled;

(c) incurred any liability involving more than $100,000 individually or $500,000 in the aggregate, except liabilities incurred in the ordinary course of business consistent with past practice;

(d) suffered any material damage, destruction or casualty loss, whether or not covered by insurance having an aggregate value of more than $250,000;

(e) granted any license, sublicense, or waiver of, or any covenant not to sue based on, any rights under or with respect to any Designated Intellectual Property, other than licenses, sublicenses, waivers, or covenants granted under contracts with customers in the ordinary course of business consistent with past practice;

(f) made any capital expenditures or capital additions or betterments in excess of an aggregate of $100,000 and outside the ordinary course of business;

(g) except as set forth on Schedule 2.6 of the Disclosure Schedule, made or granted any bonus or any wage or compensation increase to any Employee or changed any other material term of employment of any Employees, in each case except in the ordinary course consistent with past practice;

(h) adopted, amended or terminated any Employee Benefit Plan, in each case except in the ordinary course consistent with past practice;

(i) had any actual employee strikes, work stoppages, slowdowns or lock outs relating to the Employees, entered into any collective bargaining agreement or other union or works council contract with respect to the Employees or materially modified the terms of any such existing agreement, or had any material change in its relations with the Employees or materially changed the number of the Employees;

(j) made any change in its selling, pricing, advertising or personnel practices outside the ordinary course of business consistent with past practice;

(k) made any material change in accounting methods or practices;

(l) made or changed any Tax election or settled or compromised any material federal, state, local, or foreign Tax liability;

(m) other than in the ordinary course of business, entered into any compromise or settlement of any suit, action, claim or proceeding; or

(n) entered into a written agreement to do any of the things described in the preceding paragraphs of this Section 2.6.

2.7 Tax Matters.

(a) Each of Raydex and the Seller has timely filed or had timely filed on its behalf all Tax Returns that it was required to file (separately or as part of a consolidated, combined or unitary group), and all such Tax Returns of the Seller, to the extent they relate to the Business or the Acquired Assets, and of Raydex were correct and complete in all material respects.

(b) Each of the Seller, with respect to the Business or the Acquired Assets, and Raydex has timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Tax Returns.

(c) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the Acquired Assets or the assets of Raydex.

(d) With respect to any Tax Return not yet filed, neither the Seller (to the extent such Tax Return relates to the Business or the Acquired Assets) nor Raydex has requested any extension of time within which to file any Tax Return, other than any extension to which Raydex or the Seller is entitled under applicable Law without the consent of the relevant Taxing Authority.

(e) No deficiency for any Taxes has been proposed, asserted or assessed against the Seller with respect to the Business or the Acquired Assets or against Raydex that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Seller or Raydex regarding the application of the statute of limitations with respect to any Taxes or any Tax Return of the Seller, with respect to the Business or the Acquired Assets, or of Raydex is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax Audit or other administrative proceeding or court proceeding with regard to any Taxes or any Tax Return of the Seller, with respect to the Business or the Acquired Assets, or of Raydex, nor is any such Tax Audit or other proceeding pending or threatened.

(f) To the Knowledge of the Seller, neither the Seller, with respect to the Business or the Acquired Assets, nor Raydex has any liability for Taxes in a jurisdiction where it does not file a Tax Return, nor has the Seller, with respect to the Business or the Acquired Assets, or Raydex received notice from a Taxing Authority in any such jurisdiction that it is or may be subject to taxation by that jurisdiction.

(g) Raydex has not engaged in any “reportable transaction” as defined in Treasury Regulations section 1.6011-4(b).

(h) Each of the Seller, with respect to the Business or the Acquired Assets, and Raydex has withheld and/or paid to the appropriate Taxing Authorities, with respect to its employees or other third parties, all Taxes required to be withheld and/or paid.

(i) Raydex is treated as a corporation, and no election has been made to treat Raydex as other than a corporation, for United States income tax purposes.

2.8 Tangible Personal Property. Except as set forth in Section 2.8 of the Disclosure Schedule, the Seller and Raydex are in possession of and have good and marketable title to, or a valid leasehold interest in or valid rights under written agreements to use, all personal property, equipment, plants, buildings, structures, facilities and all other assets and properties used primarily in the conduct of the Business, including all assets reflected on the Financial Statements and any assets acquired since the date of the Financial Statements, other than assets disposed of since such date in the ordinary course of business consistent with past practice. Except as set forth in Section 2.8 of the Disclosure Schedule, the Seller has, and the Buyer shall receive at Closing, good and marketable title to, or a valid leasehold interest in or valid rights under written agreements to use, the Acquired Assets, free and clear of all Encumbrances except for Permitted Encumbrances. All machinery, equipment and other tangible assets used in and material to the conduct of the Business are in reasonable condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business; and each such asset is suitable for the purposes for which it is used and, to the knowledge of the Seller, is free from material defects (patent and latent) and has been maintained, in all material respects, in accordance with normal industry practices.

2.9 Designated Owned Real Property. The Disclosure Schedule lists the Designated Owned Real Property owned as of the date of this Agreement. With respect to each piece of Designated Owned Real Property:

(a) there are no subleases or agreements granting to any party or parties the right of use or occupancy of any portion of such Designated Owned Real Property;

(b) there are no outstanding contracts for any improvements to the Designated Owned Real Property;

(c) neither Raydex nor the Seller has received written notice of any revocation of any governmental permits, licenses and certificates required for the use and occupancy of the Designated Owned Real Property in its current operations, or that any revocation is pending or threatened;

(d) there are no condemnation actions pending (or to the Seller’s Knowledge, threatened) against the Designated Owned Real Property or any part thereof or any interest therein;

(e) the Designated Owned Real Property constitutes all of the real property owned by Raydex or the Seller in relation to the Business;

(f) Raydex owns good and marketable title to each parcel of Designated Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances;

(g) each parcel of Designated Owned Real Property has access sufficient for the conduct of the business as conducted by either Raydex or the Seller on such parcel of Designated Owned Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiberoptic, cable television and other utilities used in the operation of the business at that location;

(h) the zoning (or local equivalent if applicable) for each parcel of Designated Owned Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use;

(i) neither Raydex nor the Seller is in material violation of any applicable zoning ordinance (or local equivalent if applicable) or other law relating to the Designated Owned Real Property, and neither Raydex nor the Seller has received any notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Designated Owned Real Property;

(j) the buildings and other improvements are located within the boundary lines of each parcel of Designated Owned Real Property and do not encroach over applicable setback lines;

(k) there are no improvements made or contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Designated Owned Real Property, and there are no present assessments, special assessments, special Taxes or charges;

(l) Raydex has good and marketable title to the buildings and properties used by it and located at the Designated Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances;

(m) the buildings, improvements, building systems, assets and properties used in the conduct of the Business and located at the Designated Owned Real Property are in reasonable condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business; and each such asset is suitable for the purposes for which it is used and, to the knowledge of the Seller, is free from material defects (patent and latent) and has been maintained, in all material respects, in accordance with normal industry practices;

(n) Raydex and the Seller have delivered to the Buyer copies of all existing title commitments, title opinions, title insurance policies and surveys that Raydex and the Seller have with respect to the Designated Owned Real Property; and

(o) with respect to Designated Owned Real Property located in the United Kingdom:

(i) where title to any of the Designated Owned Real Property is not registered at HM Land Registry, there is no caution against first registration of title and no event has occurred in consequence of which a caution against first registration of title could be effected;

(ii) there is no circumstance that could render any transaction affecting the title of the Company or Raydex to any of the Designated Owned Real Property liable to be set aside under the Insolvency Act 1986;

(iii) the Designated Owned Real Property is not subject to any matters which are unregistered interests which override registered dispositions under Schedule 3 to the Land Registration Act 2002 or (where title to any of the Designated Owned Real Property is not registered) which are unregistered interests which would override first registration under Schedule 1 to the Land Registration Act 2002;

(iv) all of the Designated Owned Real Property is actively used by either Raydex or the Seller in connection with the Business;

(v) the current use of each of the parcels of Designated Owned Real Property is the permitted use for the purposes of the Planning Acts;

(vi) all necessary building regulation consents have been obtained both in relation to the current use of the Designated Owned Real Property and any alterations and improvements to them.;

(vii) no claim or liability (contingent or otherwise) under the Planning Acts in respect of the Designated Owned Real Property, or any Statutory Agreement affecting the

Designated Owned Real Property, are outstanding, nor is the Designated Owned Real Property the subject of a notice to treat or a notice of entry, and no notice, order resolution or proposal has been published for the compulsory acquisition, closing, demolition or clearance of the Designated Owned Real Property, and neither Raydex nor the Seller is aware of any matter or circumstances which would lead to any such notice, order, resolution or proposal;

(viii) all planning permissions, orders and regulations issued under the Planning Acts, and all building regulations, consents and byelaws for the time being in force have been fully complied with in relation to the Designated Owned Real Property; and

(ix) Raydex and the Seller have complied in all material respects with all applicable statutory and by-law requirements, and all regulations, rules and delegated legislation, relating to the Designated Owned Real Property and its current use, including (without limitation) all requirements under the Property Statutes.

2.10 Designated Leased Real Property. Section 2.10 of the Disclosure Schedule lists all Designated Leased Real Property as of the date of this Agreement, along with the name of each Lease with respect to such Designated Leased Real Property, the dates thereof, the parties, and any amendments thereto. The Seller has made available to the Buyer complete and accurate copies of the Leases (as amended to date). Except as disclosed on the Disclosure Schedule, with respect to each such Lease:

(a) the Lease is a valid and binding obligation of Raydex or the Seller and, to the Knowledge of the Seller, each other party to such Lease;

(b) neither Raydex nor the Seller, or, to the Knowledge of the Seller, any other party to the Lease, is in breach or default of the Lease and, to the Knowledge of the Seller, no event has occurred which, with notice or lapse of time or both, would constitute a breach or default or permit termination, modification or acceleration thereunder, except for any such breach or default as would not reasonably be expected to result in a Business Material Adverse Effect;

(c) neither Raydex nor the Seller has received written notice of any revocation of any governmental permits, licenses and certificates required for the use and occupancy of the Designated Leased Real Property in its current operations, or that any revocation is pending or threatened;

(d) to the Knowledge of the Seller, there are no condemnation actions pending or threatened against the Designated Leased Real Property or any part thereof or any interest therein;

(e) each Lease is presently in full force and effect and unmodified (except for those amendments that have been disclosed in Section 2.10 of the Disclosure Schedule);

(f) each Lease, including all amendments thereof and modifications thereto, represents the entire agreement under which the respective tenant occupies the corresponding premises, and there are no verbal or otherwise unwritten agreements or understandings;

(g) there are no uncured defaults on the part of a landlord or a tenant under one or more Leases, and there are no events which have occurred that, with the giving of notice or the passage of time or both, would result in a default by either party thereunder;

(h) all improvements required by the terms of one or more Leases to be made by a landlord have been completed and the tenant thereunder is satisfied with such improvements;

(i) there are no concessions, allowances, credits, rebates or refunds to which a tenant is entitled to receive (whether past due, due or may become due in the future) under one or more Leases, or may be entitled in the future under any Lease;

(j) no one or more parties guaranty any obligations of any tenant under any Lease; and

(k) no tenant is currently auditing any landlord’s books or records.

2.11 Intellectual Property.

(a) Section 2.11(a)(i) of the Disclosure Schedule sets forth a complete and accurate list of all patents, patent applications, patent and invention disclosures available for filing, mask works and copyrighted works covered by pending applications and registrations, domain names, and social media identifiers, and registered trademarks and trademarks covered by pending applications which constitute Designated Intellectual Property owned by the Seller, Raydex, or an Affiliate of either entity, which Schedule identifies each owner by item. Section 2.11(a)(ii) of the Disclosure Schedule sets forth a complete and accurate list of all material unregistered Intellectual Property that constitutes Designated Intellectual Property owned by the Seller, Raydex, or an Affiliate of either entity, which Schedule identifies each owner by item; provided that, trade secrets and computer software programs need only be listed by category. The Seller represents and warrants that the Seller, Raydex, or an Affiliate of either entity is the owner of record of each item of registered Intellectual Property identified in Section 2.11(a)(i) of the Disclosure Schedule.

(b) Section 2.11(b) of the Disclosure Schedule sets forth a complete and accurate list of all agreements pertaining to Intellectual Property licensed-in by the Seller or Raydex, identifying for each agreement the parties, effective date, term, and subject matter.

(c) Raydex or the Seller either solely own, or possess valid license to use, all right, title and interest in and to all of the Designated Intellectual Property in each case, free and clear of any Encumbrance.

(d) Except as set forth in Section 2.11(d) of the Disclosure Schedule, neither Raydex nor (with respect to the Business) the Seller is named in any pending suit, action, claim or proceeding which involves a claim of infringement of any patents, trademarks, trade names, service marks, domain names, trade secrets or copyrights of any third party, and to the Knowledge of the Seller, no such suit, action, claim or proceeding has been threatened. To the Knowledge of the Seller, the Business as presently conducted does not infringe or misappropriate any valid patents, trademarks, trade names, service marks or copyrights of any third party.

(e) To the Knowledge of the Seller, no Designated Intellectual Property is being infringed upon or misappropriated by any third party.

(f) To the Knowledge of the Seller, each patent, registered copyright, and registered trademark included in the Designated Intellectual Property is valid, subsisting, and enforceable with respect to the Business, and the Seller or Raydex has taken all commercially reasonable action to protect secrecy and confidentiality and otherwise to prevent the disclosure of confidential information. The Seller or Raydex has taken all necessary action, including, without limitation, making all necessary filings, recordations and registration, maintenance and renewal fees to protect and maintain its interest in the Designated Intellectual Property that constitute issued patents and registered trademarks and copyrights (and not applications) set forth on Section 2.11(a)(i) of the Disclosure Schedule.

(g) Except as set forth in Section 2.11(g) of the Disclosure Schedule, no Designated Intellectual Property owned by the Seller, Raydex, or an Affiliate of either entity has been within the last five (5) years or is now involved in any interference, reissue, nullity, reexamination, opposition, cancellation, or other proceeding placing in question the validity or scope of such right and there are no settlement or similar agreements in force that limit the exercise of rights in such Designated Intellectual Property.

(h) Except as set forth in Section 2.11(h) of the Disclosure Schedule, neither the execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated by the Agreement will materially impair the right of the Seller or Raydex, prior to the Closing, or the Buyer, immediately after the Closing, to use, possess, sell, license, or otherwise exploit any Designated Intellectual Property or portion thereof.

(i) All employees and independent contractors of Raydex and the Seller who contributed in a material manner to the creation or development of any of the Designated Intellectual Property: (i) have a legal obligation of confidentiality to Raydex or the Seller with respect to such information, and (ii) have duly executed and delivered, without additional consideration, agreements pertaining to the assignment to Raydex or the Seller of Intellectual Property, including inventions, discoveries and ideas, whether or not patented or patentable, conceived or reduced to practice during the course of their employment or engagement by Raydex or the Seller. No present or former employee officer, director, contractor, or consultant of Raydex or the Seller owns or has a proprietary, financial or other interest, direct or indirect, in whole or in part in any material Designated Intellectual Property.

(j) To the extent that any Designated Intellectual Property has been developed or created by a third party and the Seller or Raydex has not obtained ownership of the Designated Intellectual Property, the Seller or Raydex has obtained a license (sufficient for the conduct of the Business as currently conducted) to such third party’s intellectual property rights in such work, material or invention by operation of Law or by valid agreement.

(k) To the Knowledge of the Seller, no current employee, consultant, or contractor: (i) is in violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement, or any other contract or agreement with any Person by virtue of such employee’s, consultant’s or contractor’s being employed by, or performing services for, the Seller or Raydex, (ii) is using or has used any trade secrets or other confidential or proprietary information of any third party in connection with the development or creation of any Designated Intellectual Property, or (iii) has developed or created any Intellectual Property for the Seller or Raydex that is subject to any agreement under which such employee, consultant, or contractor has assigned or otherwise granted any third party any rights in or to such Intellectual Property. To the Knowledge of the Seller, the employment of any current employee of any of the Seller or Raydex and the use by the Seller or Raydex of any services of any current or former consultant or contractor, has not and does not subject the Seller or Raydex to any liability to any Person for improperly soliciting such employee, consultant, or contractor.

(l) Except as set forth in Section 2.11(l) of the Disclosure Schedule, neither Raydex nor the Seller has granted to any third party any license or right to the commercial use of any of the Designated Intellectual Property, except for (i) rights and licenses granted in the ordinary course of business, and (ii) any such license or right to commercial use that would not reasonably be likely to result in a Business Material Adverse Effect.

(m) The Parties agree that the only representations and warranties of the Seller herein as to any matters related to any intellectual property (including, without limitation, the Designated Intellectual Property) are those contained in this Section 2.11.

2.12 Contracts.

(a) The Disclosure Schedule lists all of the following contracts or agreements to which the Seller (with respect to the Business) or Raydex is a party or to which any Acquired Assets or any assets of Raydex are subject (excluding Leases included in the Disclosure Schedule), in each case, as of the date of this Agreement (each such contract or agreement, a “Designated Contract”):

(i) any agreement for the purchase or sale of products or services that involves payments to be made by or to Raydex or, with respect to the Business, the Seller, in excess of US$200,000, other than agreements executed in the ordinary course of business;

(ii) any lease for personal property from or to any third party involving a cost or obligation in excess of US$100,000 per year and providing for performance over a period in excess of one year;

(iii) any agreement establishing a partnership or joint venture;

(iv) any agreement creating, incurring, assuming or guaranteeing (or that may create, incur, assume or guarantee) Indebtedness, the outstanding balance of which is more than US$100,000 or under which an Encumbrance (other than a Permitted Encumbrance) has been imposed on any material asset of Raydex or material Acquired Asset, in either case tangible or intangible;

(v) any agreement that prohibits Raydex or the Business from freely engaging in business or with any Person anywhere in the world;

(vi) any written agreement with any of the Employees providing annual base compensation at a rate in excess of US$100,000;

(vii) any change in control, retention or severance agreement or arrangement with any of the Employees;

(viii) any employment, severance, independent contractor or consulting agreement that is not terminable by Raydex or (with respect to the Business) the Seller without penalty on less than one hundred and twenty (120) days’ prior notice;

(ix) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into during the one-year period immediately preceding the date hereof or for which Raydex or the Seller has any continuing obligation;

(x) any option, franchise or similar arrangement;

(xi) any agreement with or for the benefit of the Seller or an Affiliate of the Seller;

(xii) any sales representative or distributor agreement;

(xiii) any collective bargaining agreements or union contracts; and

(xiv) any agreement pursuant to which Raydex or (with respect to the Business) the Seller is obligated to indemnify any other Person;

provided, however, that no agreement referred to in clauses (i) through (xiv) above need be disclosed unless Raydex or the Seller currently has, or may in the future have, any material rights or obligations thereunder.

(b) The Seller has made available to the Buyer a complete and accurate copy of each Designated Contract. Each Designated Contract is a valid and binding obligation of Raydex or the Seller, as the case may be, and, to the Knowledge of the Seller, of each other party thereto, enforceable against such parties in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles. Neither the Seller nor Raydex is in material violation or breach of or default under (either with or without the lapse of time, giving of notice, or both) any Designated Contract and, to the Sellers’ Knowledge, no other party to any Designated Contract is in material violation or breach of or default under (either with or without the lapse of time, giving of notice, or both) any Designated Contract.

2.13 Entire Business. Except for the Excluded Assets and the services provided to the Buyer pursuant to the Transition Services Agreement, the Acquired Assets, the assets of Raydex and the Shares, collectively, are, when used by a labor force substantially similar to that employed by Raydex and the Seller in connection with the Business in all material respects on the date hereof, sufficient to conduct the Business as currently conducted in all material respects.

2.14 Litigation. Except as set forth in the Disclosure Schedule, there is no (a) litigation, (b) arbitration or (c) investigation or proceeding administered by any Governmental Entity pending or (to the Knowledge of the Seller) threatened against or involving Raydex or, only to the extent relating to the Business or any Acquired Asset, the Seller. Except as set forth in the Disclosure Schedule, the Business is not subject to any judgments, decrees, injunctions, rules or orders of any court, and the Business is not subject to any restrictions imposed by a Governmental Entity, except for any such judgment, decree, injunction, rule or order that would not have a material effect on the ongoing operation of the Business.

2.15 Employment Matters.

(a) The Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of (i) all the Employees, along with the position and the annual rate of compensation of each such person, and (ii) all the Employees who are on leave, short term disability, long term disability or layoff.

(b) Except as set forth in the Disclosure Schedules, neither the Seller nor Raydex is, or has been at any time during the past five (5) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council, or labor organization (collectively, “Union”), and there is not, and has not been for the past five (5) years, any Union representing or purporting to represent any employee of the Seller or Raydex, and, to the Seller’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. Within the past five (5) years, there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Seller, Raydex or any employees of the Business. The Seller has no duty to bargain with any Union.

(c) The Seller (in respect of the Business) and Raydex are and have been in compliance in all material respects with the terms of the collective bargaining agreements, if any, and other contracts listed in the Disclosure Schedules and all applicable Laws pertaining to employment and employment practices to the extent they relate to the Employees, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Seller or Raydex as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws. All employees of the Business classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. There are no legal actions against the Seller (with respect to the Business) or Raydex pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Business, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.

(d) Section 2.15 of the Disclosure Schedule sets forth the name of each Business Employee on leave or disability and a description of the type of leave or disability applicable to each such person.

2.16 Employee Benefits.

(a) The Disclosure Schedule sets forth a correct and complete list of each Employee Benefit Plan.

(b) With respect to each Employee Benefit Plan, the Seller has made available to the Buyer a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust or custodial agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the IRS, (iii) any current summary plan description or employee handbook, (iv) for the most recent three years (A) the Forms 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, if any, (v) copies of any correspondence from any Governmental Entity relating to any compliance issues with respect to any Employee Benefit Plan, and (vi) a complete copy of any nonqualified deferred compensation plan.

(c) Each Employee Benefit Plan has been established and is being administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other Law.

(d) No Employee Benefit Plan is a Multiemployer Plan, or a “multiple employer welfare arrangement,” as that term is defined in Section 3(40) of ERISA, and none of the Seller, Raydex, or any member of their “controlled group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has within the past five years sponsored or contributed to, or has or had any liability or obligation in respect of, any Multiemployer Plan or “multiple employer welfare arrangement” with respect to the Business or the Business Employees.

(e) No actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Seller, threatened with respect to any Employee Benefit Plan.

(f) Neither the Seller nor Raydex has incurred (i) any liability under Title IV of ERISA with respect to the Business or the Business Employees that has not been satisfied in full or (ii) any liability for life, health, medical or other welfare benefits to former Business Employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(g) Each Employee Benefit Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and, to the Knowledge of the Seller, no circumstances exist which would reasonably be expected to materially adversely affect such qualification or exemption. Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with and has been maintained, operated and administered in all respects in compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder. To the

Knowledge of the Seller, no event has occurred and no condition exists that would subject the Seller or Raydex, either directly or by reason of their affiliation with any member of their “controlled group” to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Law, rules or regulations with respect to the Business or the Business Employees. To the Knowledge of the Seller, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Employee Benefit Plan.

(h) No Employee Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would result in (i) the payment to any Employee of any money or other property; (ii) the provision of any benefits or other rights to any employee or director of the Seller or Raydex; or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any employee of the Seller or Raydex that could result in Raydex’s loss of a deduction under Section 280G of the Code with respect to any such payment, benefit or other right.

(i) With respect to any employee benefit plan, program, agreement or arrangement maintained for the benefit of, or relating to, any present or former Employee who performs services outside of the United States and for which the Seller or Raydex (or any of their Affiliates) has any liability (contingent or otherwise) (each, an “International Employee Benefit Plan”): (i) each International Employee Benefit Plan is in compliance with all applicable Laws in all material respects, including the applicable provisions of the Laws regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such International Employee Benefit Plan is maintained, to the extent those Laws are applicable to such International Employee Benefit Plan; (ii) each International Employee Benefit Plan has been administered at all times in accordance with its terms; (iii) to the Knowledge of the Seller, there are no pending investigations by any Governmental Entity involving any International Employee Benefit Plan, and no pending claims (except for claims for benefits payable in the normal operation of the International Employee Benefit Plans), suits or proceedings against any International Employee Benefit Plan; and (iv) the transactions contemplated by this Agreement will not, by themselves or in conjunction with any other agreements, events or occurrences, create or otherwise result in any liability, accelerated payment or any enhanced benefits with respect to any International Employee Benefit Plan.

2.17 Environmental Matters. Except as specifically set forth in the Disclosure Schedule with reference to the specific paragraphs below:

(a) The Seller, Raydex, the Business and the Business Property are and, at all times during the past five years, have been in compliance with all applicable Environmental Laws in all material respects. The Seller, Raydex and the Business (i) hold and are in compliance with all permits required under Environmental Laws (each of which is in full force and effect); and (ii) reasonably believe that any permits required under Environmental Laws will be timely renewed, and are transferable without material expense.

(b) None of the Seller, Raydex or the Business has received any written notification from any Governmental Entity with respect to current, existing or past violations which are not yet fully resolved, under any Environmental Laws. There are no Third Party Claims or Regulatory Actions asserted or assessed or known to be pending or, to Seller’s Knowledge, threatened, against the Seller, Raydex or the Business, arising out of or due to, or allegedly arising out of or due to: (i) the Release of any Hazardous Material; (ii) any Contamination of the Business Property; (iii) any violation or alleged violation of any Environmental Laws with respect to the Business Property or the operation of the Business; (iv) any injury to human health or safety, the environment or natural resources by reason of the past or present condition of, or past or present activities on or under, any Business Property or the operation of the Business; or (v) the generation, manufacture, storage, treatment, handling, transportation or other use of any Hazardous Materials by the Business. None of the Seller, Raydex or the Business has received any request for information, or been notified that it is a potentially responsible party under or relating to the CERCLA or any similar Environmental Law, with respect to any Hazardous Materials. None of the Seller, Raydex or the Business has entered into or agreed to any consent decree, order, or settlement or other agreement, nor is subject to any judgment, decree, order or other agreement in any judicial, administrative, or arbitral forum, relating to compliance with or liability under any applicable Environmental Law or with respect to any Hazardous Materials.

(c) None of the Seller, Raydex or the Business has Released or disposed of any Hazardous Materials to or from the Business Property or any other property which could reasonably be expected to: (i) give rise to liability of the Seller, Raydex or the Business under any applicable Environmental Law; (ii) interfere with the Business’ continued or planned operations; or (iii) impair the fair saleable value of any current Business Property. To the Seller’s Knowledge, there are no Hazardous Materials on any Business Property which require Clean-up.

(d) None of the Seller, Raydex or the Business has sent or arranged for the transportation or disposal of Hazardous Materials to a site which, pursuant to CERCLA or any similar state law: (i) has been placed or is proposed (by the Environmental Protection Agency or relevant state authority) to be placed, on the National Priorities List of hazardous waste sites or its state or foreign equivalent, or (ii) is subject to a claim, an administrative order or other request to take removal or remedial action (in each case as defined in CERCLA) by any person.

(e) To Seller’s Knowledge, there are no underground storage tanks on the Business Property. None of the Seller, Raydex or the Business uses, and, to Seller’s Knowledge, none of them has used, aboveground storage tanks or underground storage tanks on the Business Property.

(f) None of the Seller, Raydex or the Business has any liability for any Clean-up and none has assumed or retained, by contract or operation of law, any liabilities, fixed or contingent, known or unknown, under any applicable Environmental Law or with respect to any Hazardous Materials.

(g) The Seller and Raydex have made available to the Buyer, prior to the execution and delivery of this Agreement, true and complete copies of all Environmental Documents that are in either of their possession or that either person may access.

The Parties agree that the only representations and warranties of the Seller herein as to any environmental matters are those contained in this Section 2.17.

2.18 Legal Compliance. Each of Raydex and (with respect to the Business) the Seller is in compliance, in all material respects, with all applicable Laws (including rules and regulations thereunder) of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to the Business. Neither Raydex nor the Seller has received written notice of any pending action, suit, proceeding or claim relating to the Business alleging any failure to so comply.

2.19 Permits. The Disclosure Schedule lists all Permits. Each Permit listed in the Disclosure Schedule is in full force and effect and neither Raydex nor (with respect to the Business) the Seller is in violation of or default under any Permit and no suspension or cancellation of any such Permit has been threatened in writing.

2.20 FCPA; Antibribery. Neither Raydex nor (to the extent related to the Business) the Seller, nor, to the Seller’s Knowledge, any other person associated with or acting on behalf of either the Seller or Raydex, including, without limitation, any director, officer, agent, employee or Affiliate of the Seller or Raydex or any of its subsidiaries, has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (d) violated or is in violation of any provision of the FCPA, the UK Bribery Act 2010 (or the respective rules and regulations thereunder) or any other antibribery or anticorrpution Law applicable to the Business. The Seller and Raydex have instituted and maintain policies and procedures designed to ensure compliance with the Laws, rules and regulations identified in clause (d) of this Section 2.20.

2.21 Brokers’ Fees. Except as disclosed on the Disclosure Schedule, neither Raydex nor the Seller has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement that would constitute an Assumed Liability or a liability of Raydex.

2.22 Inventory. All inventory of the Business, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All inventory at the Business is owned by the Seller or Raydex free and clear of all Encumbrances. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business.

2.23 Accounts Receivable. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof: (a) have arisen from bona fide transactions entered into by the Seller or Raydex involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; and (b) constitute only valid, undisputed claims of the Seller or Raydex not subject to claims of set-off or other defenses or counterclaims, other than normal cash discounts accrued in the ordinary course of business consistent with past practice. Any reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Business have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

2.24 Customers and Suppliers. The Disclosure Schedule contains (i) a list of the top ten customers of the Business, taken as a whole, by revenue for the 12 months ended December 31, 2011 (the “Material Customers”), and (ii) a list of the top ten suppliers of products and services to the Business, taken as a whole, by dollar volume of purchases from such suppliers for the 12 months ended December 31, 2011 (the “Material Suppliers”). Since December 31, 2011, neither the Seller nor Raydex has received written notice from any Material Customer to the effect that any such customer will permanently stop or materially decrease the rate of its business with the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Since December 31, 2011, neither the Seller nor Raydex has received written notice from any Material Supplier to the effect that such supplier will stop or materially decrease the rate of supplying materials, products or services to the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

2.25 Product Warranties; Product Liability. All products manufactured, sold or delivered by the Business during the past three (3) years have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties. No products manufactured, sold or delivered by the Business are subject to any guaranty, warranty or other indemnity beyond the applicable terms and conditions of such sale, other than any deviations from the applicable terms and conditions made in the ordinary course of business consistent with past practice. Neither the Seller nor Raydex has been notified during the past three (3) years of any claims for (and, to the Knowledge of the Seller, there are no threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any of its products or services. There have been no product recalls, withdrawals or seizures by any Governmental Entity with respect to any products manufactured, sold or delivered by the Business during the past three (3) years. The Disclosure Schedule sets forth a correct and complete list and brief description of all product liability claims that have been filed and served against the Seller (with respect to the Business) or Raydex during the past three (3) years. For the avoidance of doubt, the Buyer shall not have any claim against the Seller under this Section 2.25 or otherwise under this Agreement in relation to a matter which relates to the assumption by the Buyer of the “Assumed Liabilities” pursuant to Section 1.1 above and which falls for resolution or determination under paragraph (c) and the definition of “Assumed Liabilities” set out in Article XI of this Agreement.

2.26 Maquiladora. To Seller’s Knowledge, Maquiladora operates in compliance and, at all times during the past five years, has been operated in compliance, in all material respects, with all applicable Laws, including the Decree for the Development and Operation of Maquiladora Export Industry (the “Maquila Decree”). The Seller is in compliance and, at all times during the past five years, has been in compliance, in all material respects, with all Laws applicable to its relationship with Maquiladora. To the Knowledge of the Seller, Maquiladora has not received within the past twelve (12) months any written notice or correspondence from any Governmental Entity to the effect that it or Maquiladora is not in compliance with any such applicable Laws.

2.27 No Other Representations and Warranties. The representations and warranties of the Seller set forth in this Article II, as qualified and limited by the Disclosure Schedule, constitute the sole and exclusive representations and warranties of the Seller to the Buyer in connection with the sale of the Shares and the Acquired Assets to the Buyer by the Seller hereunder. THE SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY AS TO CONDITION, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR SUITABILITY, AS TO THE BUSINESS OR ANY ASSETS THEREOF (INCLUDING, WITHOUT LIMITATION, THE ACQUIRED ASSETS AND THE ASSETS OF RAYDEX).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements contained in this Article III are true and correct as of the date hereof.

3.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

3.2 Authority. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and such Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Buyer and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Seller, constitutes or will constitute a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Subject to compliance with the applicable requirements of the Antitrust Laws, neither the execution and delivery by the Buyer of this Agreement or the Ancillary Agreements to which the Buyer will be a party, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will:

(a) conflict with or violate any provision of the charter or bylaws, or other comparable governing document, of the Buyer;

(b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any material contract or agreement to which the Buyer is a party or by which the Buyer is bound; or

(d) to the Knowledge of the Buyer, violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, the Buyer or any of its properties or assets.

3.4 Litigation. There are no actions, suits, claims or legal, administrative or arbitration proceedings pending against, or, to the Buyer’s Knowledge, threatened against, the Buyer which would adversely affect the Buyer’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

3.5 Investment Intent. The Buyer is acquiring the Shares for investment for its own account and not with a view to the distribution of any part thereof. The Buyer acknowledges that the Shares have not been registered under U.S. federal or any applicable state securities laws or the Laws of any other jurisdiction and cannot be resold without registration under such Laws or an exemption therefrom. The Buyer further acknowledges that (a) it has such Knowledge and experience in financial and business matters, that it is capable of evaluating the merits and risks of an investment in the Shares, and (b) it can bear the economic risk of an investment in the Shares for an indefinite period of time.

3.6 Financing. The Buyer has, and at the Closing will have, sufficient cash or other sources of immediately available funds to enable it to consummate the transactions contemplated by the Agreement and to fulfill its obligations hereunder, including, without limitation, payment to the Seller of the Purchase Price at the Closing.

3.7 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by the Buyer or any of its Affiliates in order to effect the transactions contemplated by this Agreement, the Buyer shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including, without limitation, a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by the Buyer or any of its Affiliates in order to effect the transactions contemplated by this Agreement, the Buyer shall have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the closing of any financing to be obtained by the Buyer or any of its Affiliates in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer.

3.8 Projections. The Buyer acknowledges and agrees that any cost estimates, projections or other predictions that may have been provided to the Buyer or any of its employees, agents or representatives are not representations or warranties of the Seller or any of its Affiliates.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Closing Efforts; Hart-Scott-Rodino Act.

(a) Subject to the terms hereof, including, without limitation, Section 4.1(b), each of the Parties shall use commercially reasonable efforts to consummate the transactions contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to: (i) effect all Governmental Filings, (ii) obtain all consents, approvals, authorizations and actions or non-actions required for or in connection with the consummation of the transactions contemplated hereby, and (iii) otherwise comply in all material respects with all applicable Laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. Each of the Parties shall promptly notify the other Party of any fact, condition or event known to it that would reasonably be expected to prohibit, make unlawful or unreasonably delay the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing paragraph (a), each of the Parties shall (or shall cause the appropriate Affiliate thereof to): (i) promptly (and in any event within five (5) Business Days of the date of this Agreement) file any notification and report forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act (with any such filing fee to be paid by the Buyer), (ii) use commercially reasonable efforts to obtain an early termination of the applicable waiting period under the Hart-Scott-Rodino Act and (iii) as promptly as practicable after the date hereof make any filings or submissions required under any other Antitrust Laws. Filing fees payable to the U.S. Treasury under the Hart-Scott-Rodino Act shall be borne by the Buyer. If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of any Antitrust Law, or if any judgment or law enacted, entered, promulgated or enforced by a Governmental Entity that would make the transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of transactions contemplated hereby, the Buyer shall use such efforts as are commercially reasonable, in the Buyer’s sole judgment, to contest any such action or proceeding. The Seller shall cooperate with the Buyer in all respects in the Buyer’s implementation of any of the measures taken pursuant to the preceding sentence in order to permit consummation of the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 4.1 shall require, or be construed to require, the Buyer or any of its Affiliates to agree to: (i) sell, hold separate, divest, discontinue or limit, before or after the Closing Date, the Acquired Assets or any assets, businesses or interests of the Buyer, any of its Affiliates or Raydex; (ii) any material conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; or (iii) any material modification or waiver of the terms and conditions of this Agreement. Each of the Parties shall promptly inform each other of any material communication received by such Party from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated hereby.

4.2 Operation of Business.

(a) Except as specifically required otherwise by this Agreement, during the period from the date of this Agreement until the Closing Date, the Seller shall, and shall cause Raydex to, conduct the operations of the Business in the ordinary course of business consistent with past practice.

(b) Without limiting the generality of Section 4.2(a), during the period from the date of this Agreement until the Closing Date, the Seller shall, and shall cause Raydex to, in a manner and to the extent consistent with the conduct of the Business in the ordinary course of business consistent with past practice and, to the extent that it is within the power of the Seller:

(i) preserve intact the business organization of the Business;

(ii) keep available the services of the Employees;

(iii) maintain existing material business relations with third parties relating to the Business;

(iv) pay all accounts payable and similar obligations with respect to the Business;

(v) maintain its books, accounts and records and its current pricing policies and terms and conditions of sales with respect to the Business;

(vi) maintain and service the tangible Acquired Assets and the tangible assets of Raydex in good operating condition and repair, normal wear and tear excepted; and

(vii) maintain or renew all Designated Intellectual Property (including payment of filing, examination, publication, issue, renewal and maintenance fees and other similar fees and filing proofs of working or use).

(c) Without limiting the generality of Section 4.2(a), during the period from the date of this Agreement until the Closing Date, neither Raydex nor (with respect to the Business) the Seller will, without the prior written consent of the Buyer, such consent not to be unreasonably withheld, conditioned or delayed, with respect to the Business:

(i) engage in any new line of business;

(ii) incur or permit to be incurred any obligation or other liability (absolute, accrued or contingent) in any way affecting the Business or the Acquired Assets, outside the ordinary course of business consistent with past practice and in excess of $200,000.00 individually, and $1,000,000.00 in the aggregate;

(iii) sell, lease, license or otherwise dispose of any material Acquired Asset, other than in the ordinary course of business consistent with past practice;

(iv) increase the compensation payable or to become payable to any of the Employees, including any such increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment or otherwise enter into, alter or extend in any manner the terms of any employment, severance, consulting or service agreement, or enter into any retention agreements or agreements for enhanced or extraordinary severance with any of the Employees, in each case, other than (A) with respect to any of the Employees with a base salary less than $100,000, in the ordinary course of business consistent with past practice, or (B) as otherwise contemplated by this Agreement or agreed by the Parties;

(v) create, incur or assume any Indebtedness in excess of $200,000.00, whether or not, secured by any material Acquired Asset or grant, create, incur, or suffer to exist any Encumbrance (other than a Permitted Encumbrance) on any material Acquired Asset that did not exist on the date hereof; or

(vi) make or rescind any express or deemed election or take any other discretionary position relating to Taxes, amend any Tax Return, settle or compromise any litigation relating to Taxes or change any of their methods of reporting income or deductions for Income Tax purposes from those employed in the preparation of the last filed Income Tax Returns but only if such election, discretionary position, amendment, settlement or compromise, or change in method of reporting income or deductions relates solely to Raydex, the Business or the Acquired Assets; or

(vii) take or permit any action that would cause any of the changes, events or conditions described in Section 2.6 to occur;

(viii) agree or commit to do any of the foregoing.

(d) Notwithstanding anything to contrary in paragraph 4.2(a) through (c) above, Raydex shall be permitted to (i) accept capital and loans from the Seller or any of its Affiliates, (ii) use any and all cash, cash equivalents and other short-term liquid investments of the Business to make dividends, distributions or other payments to the Seller or any Affiliate of the Seller, (iii) transfer or dispose of any asset, property or right described in the definition of Excluded Assets, and (iv) transfer to the Seller or any Affiliate of the Seller, or terminate, the employment of any employee of Raydex that is not engaged primarily in the Business.

4.3 Access.

(a) The Seller shall permit the representatives of the Buyer to have access (at reasonable times, on reasonable prior notice and in a manner so as not to interfere unreasonably with the normal business operations of the Business) to the premises, properties, financial and accounting records, contracts, and other records and documents, of or pertaining to the Business. Notwithstanding the foregoing, the Seller shall not be obligated (i) to provide any information, documents or access to any person unless the Buyer is responsible, pursuant to the terms of the Confidentiality Agreement, for the use and disclosure of any information obtained by such person from the Seller, or such person enters into a confidentiality agreement with Belden on terms that are substantially the same as those set forth in the Confidentiality Agreement or (ii) to provide any information, documents or access that would (A) violate the provisions of any applicable Laws or regulations (including, without limitation, those relating to security clearance or export controls) or any agreement to which it is a party or (B) cause the loss of the attorney-client privilege with respect thereto, provided that, in the event of (A) or (B), the Seller shall use commercially reasonable efforts to cooperate with the Buyer to provide such information, documents or access in manner consistent with the preservation of such Laws or regulations, agreement or privilege (including by seeking the consent of the applicable party to whom the duty of confidentiality is owed). Prior to the Closing, the Buyer and its representatives shall not contact or communicate with the employees, customers and suppliers of Raydex or the Seller in connection with the transactions contemplated by this Agreement, except with the prior written consent of the Seller, which shall not be unreasonably withheld, delayed or conditioned.

(b) Notwithstanding anything to the contrary in any other provision of this Agreement or the Confidentiality Agreement, the Buyer and the Seller agree that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms, that the Confidentiality Agreement shall survive the Closing or any termination of this Agreement and that any information provided by or on behalf of the Seller or any of the Seller’s Affiliates to the Buyer pursuant to this Agreement shall be deemed proprietary or confidential information (as defined in the Confidentiality Agreement) and treated in accordance with the Confidentiality Agreement; provided, however, if the Closing occurs, the Confidentiality Agreement, insofar as it covers information relating exclusively to the Business, shall terminate effective as of the Closing.

(c) Notwithstanding any provision of this Agreement to the contrary, the Buyer and its representatives shall not have any access at any time prior to the Closing to any information regarding pending or proposed bids for new contracts or subcontracts or any related information where the Buyer or an Affiliate of the Buyer also has submitted or intends to submit a bid for such contract or subcontract.

4.4 Disclosure Schedule. From time to time between the date hereof and the Closing Date, the Seller shall provide to the Buyer written updates to the Disclosure Schedule, disclosing any events or developments that have occurred or arisen between the date of this Agreement and the Closing Date. If the Buyer has the right to terminate this Agreement pursuant to Article VIII below by reason of the events or developments disclosed in a written update to the Disclosure Schedule, it may exercise that right within five Business Days after it receives such written update from the Seller. If the Buyer does not exercise its right to terminate this Agreement as provided in the preceding sentence, or if the Buyer does not have the right as a result of such written update from the Seller, the written update delivered by the Seller pursuant to this Section 4.4 shall be deemed to have amended the Disclosure Schedules hereto and to have qualified the representations and warranties contained in Article II above, solely and exclusively for the purposes of determining whether the Closing conditions described in Section 5.1(a) have been satisfied and for purposes of Buyer’s right to indemnification under Section 6.1.

4.5 Release of Guarantee. Prior to Closing, the Seller shall take all commercially reasonable action to cause Maquila International, Inc. to release the Seller from that certain Guarantee dated as of May 16, 2005 made by the Seller in favor of Maquila International, Inc. The Buyer agrees to cooperate with the Seller, if requested by the Seller, in obtaining such release, including, but not limited to, executing a replacement guarantee in form substantially similar to the existing guarantee and otherwise satisfactory to the Buyer, if requested by Maquila International, Inc.

4.6 Elimination of Intercompany Items; Indebtedness and Expenses. Effective as of the Closing, (i) all payables, receivables, liabilities and other obligations between the Business or Raydex, on the one hand, and the Seller or any of their Affiliates (other than Raydex), on the other hand, shall be eliminated except to the extent such payables, receivables, liabilities and other obligations relate to bona fide transactions entered into or conducted on substantially prevailing market terms at substantially prevailing market prices in each case as applicable at the time of the relevant transaction, (ii) all Indebtedness of Raydex shall have been repaid by or on behalf of Raydex, and (iii) all fees and expenses of Raydex incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby shall have been paid by or on behalf of Raydex.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

(a) (X) the representations and warranties of the Seller set forth in Article II (other than the representations and warranties of the Seller set forth in Sections 2.1, 2.2, 2.3, and 2.21) shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Business Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Business Material Adverse Effect), as of the Closing Date as if made on the Closing Date, and (Y) the representations and warranties of the Seller contained in Sections 2.1, 2.2, 2.3, and 2.21 shall be true and correct in all respects, as of the Closing Date as if made on the Closing Date, except, in the case of each of (X) and (Y), for changes specifically permitted by this Agreement, and for those representations and warranties that address matters only as of a particular date (the accuracy of which shall be determined as of that particular date);

(b) the Seller shall, in all material respects, have performed or complied with the agreements and covenants required to be performed or complied with by the Seller under this Agreement as of or prior to the Closing;

(c) no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(d) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or Law which would have the effect of making the transactions contemplated by this Agreement illegal, otherwise permanently restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof;

(e) the Seller shall have executed and delivered to the Buyer the Seller Certificate;

(f) all applicable waiting periods (and any extensions thereof) under any applicable Antitrust Laws shall have expired or otherwise been terminated and any consents required thereunder shall have been obtained;

(g) The Seller shall have obtained, or caused to be obtained, the consents and approvals identified in Schedule 5.1(g) hereto; and

(h) there shall not have occurred since the date of this Agreement any Business Material Adverse Effect.

5.2 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Seller) of the following conditions:

(a) (X) the representations and warranties of the Buyer set forth in Article III (other than the representations and warranties of the Buyer set forth in Sections 3.1 and 3.2) shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Buyer Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Buyer Material Adverse Effect), as of the Closing Date as if made on the Closing Date, and (Y) the representations and warranties of the Buyer contained in Sections 3.1 and 3.2 shall be true and correct in all respects, as of the Closing Date as if made on the Closing Date, except, in the case of each of (X) and (Y), for changes specifically permitted by this Agreement, and for those representations and warranties that address matters only as of a particular date (the accuracy of which shall be determined as of that particular date);

(b) the Buyer shall, in all material respects, have performed or complied with its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(d) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or Law which would have the effect of making the transactions contemplated by this Agreement illegal, otherwise permanently restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof;

(e) the Buyer shall have executed and delivered to the Seller the Buyer Certificate; and

(f) all applicable waiting periods (and any extensions thereof) under any applicable Antitrust Laws shall have expired or otherwise been terminated and any consents required thereunder shall have been obtained.

5.3 Deemed Waiver. If either Party is not obligated at the Closing to perform pursuant to this Agreement, the Party not so obligated may terminate this Agreement by delivering to the other Party notice of termination in writing in accordance with Section 8.1(c); provided, however, if either Party is not obligated to perform pursuant to this Agreement, but nevertheless elects to perform, and the other Party is obligated to perform, the Parties shall proceed with the consummation of this Agreement as if all Parties were obligated to do so, and the Party who is not obligated to proceed but elects to do so (the “Waiving Party”) shall be deemed to have specifically waived, as provided in Sections 5.1 and 5.2, as the case may be, the fulfillment of the condition or conditions, the nonfulfillment of which excused the obligation of the Waiving Party to perform pursuant to this Agreement as contemplated by Sections 5.1 and 5.2, as the case may be.

5.4 Frustration of Closing Conditions. Neither the Seller nor the Buyer may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 4.1(a).

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Seller. Subject to the terms and conditions of this Article VI, from and after the Closing, the Seller shall indemnify the Buyer in respect of, and hold the Buyer harmless against, Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from or constituting:

(a) any breach of a representation or warranty of the Seller contained in this Agreement (other than a Seller Fundamental Representation) or the Seller Certificate (other than to the extent related to a Seller Fundamental Representation);

(b) any breach of a Seller Fundamental Representation or a representation or warranty contained in the Seller Certificate to the extent related to a Seller Fundamental Representation;

(c) any failure by the Seller to perform any covenant or agreement contained in this Agreement;

(d) any Excluded Liabilities;

(e) Taxes (or the non-payment thereof) of the Seller, with respect to the Business or the Acquired Assets, or Raydex for all Pre-Closing Tax Periods, other than Taxes reflected on the Final Closing Statement; and

(f) any Clean-up relating to any of the items identified on Schedule 6.1(f) which is required by a Governmental Entity; provided, however, that Seller shall have no liability for Damages with respect to Clean-up activities that go beyond what is necessary to achieve Clean-up to a standard mandated by the applicable Environmental Law; and provided further, however, that Seller shall have no liability for Damages with respect to Clean-up activities resulting in whole or in part from any actions taken after the Closing with respect to operating the Business, discontinuing the Business or maintaining the Designated Owned Real Property in a manner that differs in any material respect from the manner in which the Seller currently operates the Business or maintains the Designated Owned Real Property;

6.2 Indemnification by the Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, the Buyer shall indemnify the Seller in respect of, and hold the Seller harmless against, Damages incurred or suffered by the Seller or any Affiliate thereof resulting from or constituting:

(a) any breach of a representation or warranty of the Buyer contained in this Agreement (other than a Buyer Fundamental Representation) or the Buyer Certificate (other than to the extent related to a Buyer Fundamental Representation);

(b) any breach of a Buyer Fundamental Representation or a representation or warranty contained in the Buyer Certificate to the extent related to a Buyer Fundamental Representation;

(c) any failure by the Buyer to perform any covenant or agreement contained in this Agreement; or

(d) any Assumed Liabilities.

6.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. An Indemnified Party shall give prompt written notification (not more than 30 days after becoming aware of any third-party claim) to the Indemnifying Party of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party. Such notification shall include a description in reasonable detail of the facts constituting the basis for such third-party claim, all relevant documentation with respect to such third-party claim (including any summons, complaint, pleading, written demand or other document or instrument) and the amount of the Damages claimed, if known. The Indemnifying Party shall have fifteen (15) days after receipt of such notice to notify the Indemnified Party if the Indemnifying Party has elected to assume control of the defense of such action, suit, proceeding or claim. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall have the right to settle such action, suit, proceeding or claim; provided, however, (i) the Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) the Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement does not impose equitable relief on the Indemnified Party or its Affiliates and includes a complete release of the Indemnified Party and its Affiliates and is paid solely by the Indemnifying Party.

(b) Procedure for Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI shall deliver to the Indemnifying Party a Claim Notice. Except to the extent otherwise expressly stated in a written objection notice, if any, delivered by the Indemnifying Party within thirty (30) days following receipt of the Claim Notice, the Indemnifying Party shall be deemed to have not contested that the Indemnified Party is entitled to receive any portion or all of the Damages claimed in such Claim Notice or is otherwise entitled to indemnification with respect to the matter described in the Claim Notice. If a dispute relating to a Claim Notice is not resolved within 90 days following the delivery of the Claim Notice, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 12.12.

6.4 Survival. The representations and warranties of the Seller and the Buyer set forth in this Agreement, the Seller Certificate and the Buyer Certificate shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the date that is fifteen (15) months after the Closing Date, at which time they shall expire; provided, that the representations and warranties in Sections 2.1 (Organization, Qualification and Power), 2.2 (Capitalization), 2.3 (Authority), 2.7 (Tax Matters), 2.16 (Employee Benefits), 2.21 (Brokers’ Fees), 3.1 (Organization) and 3.2 (Authority) shall survive until the date that is three (3) years after the Closing Date, and the representations and warranties in Section 2.17 (Environmental Matters) shall survive until the date that is three (3) years after the Closing Date, at which time they shall expire, and no claim may be made under Section 6.1(f) from and after five (5) years after the Closing Date. If an indemnification claim is properly asserted in writing pursuant to Section 6.3 prior to the expiration of the representation or warranty that is the basis for such claim, then such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim.

6.5 Limitations.

(a) Notwithstanding anything to the contrary contained in this Agreement, the following limitations shall apply to claims under this Article VI:

(i) The Indemnifying Party shall not be liable with respect to any Damages for claims made under Section 6.1(a) or Section 6.2(a), as the case may be, except to the extent that the aggregate amount of all Damages to which the Indemnified Party has otherwise become entitled under Section 6.1(a) or Section 6.2(a), as the case may be, exceeds eight-tenths of one percent (0.8%) of the Adjusted Purchase Price, at which point the Indemnifying Party shall be liable only for the amount by which such Damages exceed such amount.

(ii) The Indemnifying Party shall not be liable with respect to any Damages for claims made under Section 6.1(a) or Section 6.2(a), as the case may be, to the extent that such Damages, when aggregated with all other Damages to which the Indemnified Party has become entitled under Section 6.1(a) or Section 6.2(a), as the case may be, exceed ten percent (10%) of the Adjusted Purchase Price. The Seller shall not be liable with respect to any Damages for claims made under Section 6.1(f) to the extent that such Damages, when aggregated with all other Damages to which the Buyer has become entitled under Section 6.1(f) exceed ten percent (10%) of the Adjusted Purchase Price. For the avoidance of doubt, the limitations set forth in the preceding two sentences are intended by the parties to represent two separate and distinct limitations, with no overlap between them. The limitations described in this Section 6.5(a)(ii) shall not apply in the case of fraud or intentional misrepresentation.

(iii) For the purpose of determining Damages under this Article VI, after a determination has been made that a breach of a representation or warranty has occurred taking into account any materially, Business Material Adverse Effect, Buyer Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation and warranty, such Damages shall be determined without regard to any materiality, Business Material Adverse Effect, Buyer Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(iv) No Indemnifying Party shall be liable under this Article VI for any Damages, including, in the case of the Seller, any Damages arising from a breach of the representations and warranties contained in Sections 2.22 (Inventory) and 2.23 (Accounts Receivable), to the extent such Damages are included in the calculation of any adjustment to the Purchase Price made pursuant to Section 1.4 or included in accruals, reserves or provisions therefor reflected in the Final Closing Statement.

(v) The amount of Damages recoverable by an Indemnified Party under this Agreement shall be reduced by the amount of any payment actually received (net of costs) by the Indemnified Party (or any Affiliate thereof) with respect to such Damages from any insurance provider. The Indemnified Party shall use commercially reasonable efforts to pursue, and to cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Damages it incurs, provided, however that no Indemnified Party shall be obligated to institute litigation, arbitration or other dispute resolution processes against an insurer as part of its commercially reasonable efforts under this sentence. If the Indemnified Party (or an Affiliate) becomes entitled to receive any insurance payment in connection with any claim for Damages for which it has already received a payment from the Indemnifying Party (or any Affiliate thereof), it shall pay to the Indemnifying Party, within 30 days after such payment becomes receivable, an amount equal to the excess of (A) the amount previously received by the Indemnified Party from the Indemnifying Party (or any of its Affiliates) with respect to such claim plus the amount of such insurance payment, over (B) the amount of Damages to which the Indemnified Party has become entitled under this Agreement in connection with such claim.

(vi) In no event shall the Indemnifying Party have any obligation or liability for:

(A) any Damages that are special or punitive, except to the extent arising from a third party claim, save in the case of a claim under Section 10.5 of Article X;

(B) any Damages arising from or relating to, directly or indirectly, any legislation or accounting principle not in force on the Closing Date (or any alteration or repeal of any legislation or accounting principle after the Closing Date), or which takes effect retroactively, or occurs as a result of any increase in the rate of Tax in force on the Closing Date or any change in the practices of the relevant Governmental Entity (including changes in the interpretation of relevant legislation or accounting principles); or

(C) any Damages arising from or related to a breach of the representations and warranties of the Seller contained in Article II which are claimed in any Claim Notice received by the Seller after the expiration the relevant survival period for representations and warranties set forth in Section 6.4.

(vii) In no event shall the Seller have any obligation or liability for any matter disclosed in the Disclosure Schedule which relates to a purported breach of a representation or warranty contained in Article II.

(b) From and after the Closing, except with respect to (i) claims for equitable relief, including, without limitation, specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement or the Ancillary Agreements and (ii) claims subject to resolution in accordance with the procedures set forth in Sections 1.2(b) and 1.4, the rights provided to the Parties under this Article VI shall be the sole and exclusive remedies of the Parties and their respective Affiliates with respect to claims under this Agreement or otherwise relating to the transactions contemplated hereby, except in the case of fraud or willful breach.

6.6 Tax Adjustment. Any payment to the Indemnified Party under this Article VI will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price. In determining Damages for purposes of this Article VI, the Parties shall make appropriate adjustments for any Tax benefits actually realized or costs incurred by the Parties.

ARTICLE VII

TAX MATTERS

7.1 Preparation and Filing of Tax Returns; Payment of Taxes.

(a) The Seller shall, at its expense, prepare and file, or cause to be prepared and filed, all Tax Returns of Raydex required to be filed for all Tax periods ending on or prior to the Closing Date, including, in respect of such periods, Tax Returns required to be filed after the Closing Date, and shall pay all Taxes shown as due and payable on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practices of Raydex, to the extent such practices are consistent with applicable Tax Law, and shall be true and complete in all material respects. The Seller shall furnish copies of such Tax Returns to the Buyer for the Buyer’s review at least 15 Business Days prior to filing and shall take into account any changes to such Tax Returns as are reasonably requested by the Buyer. No such Tax Returns shall be filed without the prior approval and consent of the Buyer, which approval and consent shall not be unreasonably withheld, conditioned or delayed. No substantive correspondence that relates to a Pre-Closing Tax Period shall be submitted to any Governmental Entity without the prior written approval and consent of the Buyer, which approval and consent shall not be unreasonably withheld, conditioned or delayed.

(b) The Buyer shall prepare and file, or cause Raydex to prepare and file, at the Buyer’s or Raydex’s expense, in each case, all Tax Returns required to be filed by Raydex for all Tax periods ending after the Closing Date, including Straddle Periods. The Buyer shall, or shall cause Raydex to, timely pay all Taxes shown as due and payable on such Tax Returns. At least five days prior to the due date (including extensions) for filing any such Tax Returns required to be filed for Straddle Periods (the “Straddle Tax Returns”), the Seller shall pay to the Buyer an amount equal to the Taxes due as reflected on such Straddle Tax Returns, but only to the extent that such Taxes arise in or are incurred with respect to that portion of the Straddle Period ending on the Closing Date (“Pre-Closing Taxes”) and are not included or reflected in the Final Closing Statement. The Buyer shall furnish copies of relevant portions of the Straddle Tax Returns to the Seller at least 15 Business Days prior to the due date for filing, and the Buyer shall take into account all reasonable comments made by the Seller. All Straddle Tax Returns shall be prepared in a manner consistent with past practices of Raydex, to the extent such practices are consistent with applicable Tax Law, and shall be true and complete in all material respects. No such Straddle Tax Return shall be filed without the prior approval and consent of the Seller, which approval and consent shall not be unreasonably withheld, conditioned or delayed. No substantive correspondence that relates to the portion of a Straddle Period ending on the Closing Date shall be submitted to any Governmental Entity without the prior written approval and consent of the Seller, which approval and consent shall not be unreasonably withheld, conditioned or delayed.

(c) The Buyer shall not amend, refile or otherwise modify any Tax Return of Raydex with respect to any Pre-Closing Tax Period (except as required by Law or to correct a material misstatement of fact) without the written consent of the Seller, which consent may not be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding any other provision of this Agreement to the contrary, all transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement shall be borne one-half by the Seller and one-half by the Buyer.

7.2 Allocation of Certain Taxes.

(a) The Buyer and the Seller agree that, if Raydex is permitted under applicable foreign, state or local Tax Laws to treat the Closing Date as the last day of a taxable period, the Buyer and the Seller shall treat such day as the last day of a taxable period.

(b) In the case of a Straddle Period, Taxes attributable to the portion of the Straddle Period ending on the Closing Date shall be calculated as follows: (i) real, personal and intangible property or ad valorem Taxes shall equal the amount of such Taxes for the Straddle

Period multiplied by a fraction, the numerator of which is the number of days from the beginning of the Straddle Period to the Closing Date and the denominator of which is the total number of days in the Straddle Period; and (ii) any other Taxes shall be computed based on the Taxes accrued as if the relevant accounting period or Tax period ended as of the close of business on the Closing Date.

7.3 Refunds and Carrybacks.

(a) The Seller shall be entitled to any refunds (including, without limitation, any interest paid thereon) of Taxes with respect to Raydex, the Acquired Assets or the operations of Business attributable to Pre-Closing Tax Periods. The Buyer shall, if reasonably requested by the Seller, and at the Seller’s sole cost and expense, use its commercially reasonable efforts to file for, and to obtain the receipt of, any refund to which Seller is entitled under this Section 7.3(a).

(b) The Buyer and/or its Affiliates, as the case may be, shall be entitled to any refunds (including, without limitation, any interest paid thereon) of Taxes with respect to Raydex, the Acquired Assets or the operations of Business attributable to Post-Closing Tax Periods.

(c) The Buyer shall pay over to the Seller any such refunds (including, without limitation, any interest paid thereon) due the Seller as soon as reasonably practicable following the receipt of such refunds, and the Seller shall pay over to the Buyer any such refunds (including, without limitation, any interest paid thereon) due the Buyer as soon as reasonably practicable following the receipt of such refunds.

7.4 Cooperation on Tax Matters; Tax Audits.

(a) The Buyer and the Seller and their respective Affiliates shall cooperate in the preparation of all Tax Returns for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing in a timely manner any information within a Party’s possession or subject to that Party’s control as may be reasonably requested by the Party filing such Tax Returns. Such cooperation and information also shall include, but not be limited to, provision of powers of attorney for the purpose of signing Tax Returns and defending audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority which relate to Raydex, the Acquired Assets or the Business. The Buyer and the Seller and their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

(b) The Seller shall have the right to participate in any Tax Audit or proceeding, including any discussions or negotiations with any Governmental Entity, relating to Taxes for any Pre-Closing Tax Period for which the Seller has the obligation to indemnify the Buyer hereunder. The Buyer shall have the right to participate in any Tax Audit or proceeding, including in any discussions or negotiations with any Governmental Entity, relating to Taxes of Raydex for any Pre-Closing Tax Periods which may have the effect of increasing the Buyer’s or

Raydex’s Tax liability for any Tax period ending after the Closing. Neither the Seller nor the Buyer shall settle or compromise any such Tax proceeding without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed.

7.5 Waiver of Loss Carryback. Unless required by applicable law, the Buyer shall not, and shall not permit its Affiliates to carry any losses or other Tax attributes of Raydex arising in any Post-Closing Tax Period to any Pre-Closing Tax Period.

7.6 Additional Post-Closing Tax Covenant. From the Closing Date through the end of the taxable period of Raydex that includes the Closing Date, the Buyer shall not, and shall cause its Affiliates not to, enter into any extraordinary transaction with respect to Raydex or otherwise take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by Raydex, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign Tax credits that, absent such transaction, may be claimed by the Seller.

7.7 Scope of Article VII. For the avoidance of doubt, any claim by any Party relating to a breach by another Party of its obligations under this Article VII shall be pursued in accordance with the procedures for indemnification claims, and shall otherwise be subject to the terms, conditions and limitations, set forth in Article VI.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) either the Buyer or the Seller may terminate this Agreement by giving written notice to the other in the event that the Seller (in the case of a termination by the Buyer) or the Buyer (in the case of a termination by the Seller) is in material breach of any representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 5.1(a) or Section 5.1(b) (in the case of a material breach by the Seller) or the conditions set forth in Section 5.2(a) or Section 5.2(b) (in the case of a material breach by the Buyer) not to be satisfied and is not cured to the reasonable satisfaction of the party concerned within 30 days following delivery of written notice of such breach by the Buyer (in the case of a material breach by the Seller) or the Seller (in the case of a material breach by the Buyer) to the other; and

(c) the Buyer or the Seller may terminate this Agreement by giving written notice to the other if the Closing shall not have occurred on or before 120 days after the date hereof by reason of the failure of (i) in the case of a termination by the Buyer, any condition precedent under Section 5.1 (unless the failure results from a breach by the Buyer of any representation, warranty, covenant or agreement contained in this Agreement) or (ii) in the case of a termination by the Seller, any condition precedent under Section 5.2 (unless the failure results from a breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement).

8.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 8.1, except for Article XI and Sections 4.3(b), 12.1, 12.9, 12.11 and 12.12 (which provisions shall survive any such termination), all obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party. Notwithstanding the foregoing, termination of this Agreement shall not relieve any Party from liability for any Damages resulting from fraudulent or willful breach, prior to such termination, of any covenant or agreement set forth in this Agreement.

ARTICLE IX

EMPLOYEE MATTERS

9.1 Offer of Employment. The Parties hereto intend that there shall be continuity of employment with respect to all of the Employees who meet Buyer’s customary standards for employment; provided, however, that the Parties do not intend for the Buyer to offer employment to Jimmy Rayford, the President of the Seller’s Thermax division. Subject to all applicable Laws, the Seller shall provide the Buyer at least 20 Business Days prior to the expected Closing Date, with reasonable access to the personnel records (including performance appraisals, disciplinary actions, and grievances) of the Business Employees for the purpose of evaluating the Business Employees and preparing offers of employment. The Buyer shall offer employment on terms comparable in the aggregate to those of the Seller to those Business Employees who meet the Buyer’s customary standards for employment, including those on vacation, family medical leave, sick leave, temporary disability, military leave, disability or layoff but excluding employees on long-term disability leave. Nothing in this Agreement will be construed to create a right in any Business Employee to employment with the Buyer (or any Affiliate) and the employment of each Business Employee who accepts an offer of employment from the Buyer (or any Affiliate) (the “Hired Business Employees”) will be (to the extent permitted by applicable law and subject to any labor agreement) “at will” employment. The Buyer shall have no obligation to any Business Employee who refuses its offer of employment that is made in accordance with this Section 9.1.

9.2 Compensation; Employee Benefits; Severance Plans.

(a) Comparable Salary and Benefits. Beginning on the Closing Date, the Buyer shall, for the period ending twelve (12) months after the Closing Date (so long as such Hired Business Employee remains employed by the Business during such period), provide each Hired Business Employee with total cash compensation (including, without limitation, base salary and bonus opportunity) and employee benefits under Buyer Plans that are, in the aggregate, no less favorable in the aggregate than such Hired Business Employee’s total cash compensation and employee benefits immediately prior to the Closing Date; provided, however, that any equity or equity-based Employee Benefit Plans (such as stock option plans and restricted stock plans) shall be disregarded for this purpose. The Buyer will give credit for past service with the Seller or any Affiliate of the Seller under all the Buyer Plans including, without limitation, severance pay plans, to all Hired Business Employees, to the same extent such service was credited under similar plans of the Seller and its Affiliates in which the Hired Business Employees participated prior to the Closing Date; provided, however, that such service shall not be taken into account for purposes of benefit accrual under any Buyer Plan other than a severance pay plan. Notwithstanding anything to the contrary in this Agreement, beginning on the Closing Date, the Buyer shall, for the period ending twelve (12) months after the Closing Date, maintain (or cause its Affiliates to maintain) a severance pay plan, program or practice for the benefit of each Hired Business Employee that is no less favorable than the plan, program or practice in effect immediately prior to the date hereof with respect to such Hired Business Employee; provided however, that, the Buyer shall not be required to pay any amount of severance to any Hired Business Employee who has not entered into a release of claims in the form customarily required by the Buyer with respect to its departing employees.

(b) Eligibility. With respect to any Buyer Plan in which any Hired Business Employee first becomes eligible to participate on or after the Closing Date, Buyer shall (or shall cause its Affiliates to): (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such Hired Business Employee and his or her eligible dependents under such Buyer Plan, except to the extent (x) such pre-existing conditions, exclusions or waiting periods applied immediately prior thereto under the analogous Employee Benefit Plan or (y) in the case of insured benefit plans only, waiver is not permitted under the terms of the applicable insurance policy; (ii) provide such Hired Business Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such Buyer Plan under the analogous Employee Benefit Plan (to the same extent that such credit was given under such Employee Benefit Plan) in satisfying any applicable deductible or annual or lifetime maximum out-of-pocket requirements under such Buyer Plan; and (iii) recognize all service of such Hired Business Employee with the Seller and its Subsidiaries and predecessors (including recognition of all prior service with any entity (including any such Subsidiary prior to its becoming a Subsidiary of the Seller) that was recognized by the Seller (or any such Subsidiary) prior to the date hereof in the ordinary course of administering its (or such Subsidiary’s) employee benefits), for purposes of eligibility to participate in and vesting in benefits under such Buyer Plan, to the extent that such service was recognized for such purpose under the analogous Employee Benefit Plan. The Buyer shall make appropriate arrangements to allow the use by Hired Business Employees of any amounts available under any health or dependent care or flexible spending account (as defined in Section 125 of the Code) which was maintained by the Seller or any Affiliate of the Seller for such Hired Business Employees.

(c) Accrued Personal, Sick or Vacation Time. With respect to any accrued but unused personal, sick or vacation time to which any Hired Business Employee is entitled pursuant to the personal, sick or vacation time policies of Raydex or the Seller (the “PSV Policies”), the Buyer shall assume the liability for such accrued personal, sick or vacation time and allow such Hired Business Employee to use such accrued personal, sick or vacation time; provided, however, that if the Buyer deems it necessary to disallow any such Hired Business Employee from taking such accrued personal, sick or vacation time, the Buyer shall be liable for and pay in cash to each such Hired Business Employee an amount equal to such personal, sick or vacation time in accordance with the terms of the PSV Policies.

(d) Employees Subject to Collective Bargaining. Notwithstanding anything to the contrary herein, the provisions of this Section 9.2 shall not apply with respect to the terms and conditions of employment or compensation or employee benefits of any Hired Business Employees who are represented by labor unions or similar collective bargaining entities, which will be governed by the applicable collective bargaining agreements or union contracts.

Additionally, the Buyer agrees that it will cause Raydex (or its Affiliates) to assume and continue in effect all collective bargaining agreements or union contracts covering any Hired Business Employee.

(e) Bonus Payments. Prior to the Closing Date, Seller shall pay to any Hired Business Employee any bonus payment to which such Hired Business Employee may be entitled from Seller.

ARTICLE X

OTHER POST-CLOSING COVENANTS

10.1 Director and Officer Indemnification. For a period of six (6) years from the Closing Date, the Buyer shall not take, cause or permit to be taken or caused by any person any action to alter or impair any exculpatory or indemnification provisions, now existing in the charter, bylaws or other organizational documents of Raydex, for the benefit of any individual who served as a director or officer of Raydex at any time prior to the Closing Date, except for any changes that may be required to conform with changes in applicable Law and any changes that do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing Date.

10.2 Payment of Certain Monies. In the event that the Seller (or an Affiliate thereof) pays or discharges, after the Closing, any Assumed Liabilities, the Buyer shall reimburse the Seller for the amount so paid or discharged within 30 days of being presented with written evidence of such payment or discharge. The Buyer shall promptly forward to the Seller all monies received by the Buyer or its Affiliates (including, without limitation, Raydex) following the Closing with respect to any Excluded Asset. In the event that the Buyer (or an Affiliate thereof) pays or discharges, after the Closing, any Excluded Liabilities, the Seller shall reimburse the Buyer for the amount so paid or discharged within 30 days of being presented with written evidence of such payment or discharge. The Seller shall promptly forward to the Buyer all monies received by the Seller or its Affiliates following the Closing with respect to any Acquired Asset.

10.3 Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.

(a) The Buyer waives and will not assert, and agrees to cause Raydex and each of its other Subsidiaries to waive and to not assert, against the Seller any conflict of interest arising out of or relating to any representation, after the Closing, of the Seller, Raydex or any Affiliate of the Seller or Raydex, or any of their respective officers, employees, directors or managers in any matter involving this Agreement and the Ancillary Agreements (including, without limitation, any litigation, arbitration, mediation or other proceeding), by Lewis, Rice & Fingersh, L.C. (“LRF”).

(b) The Buyer waives and will not assert, and agrees to cause Raydex and each of its other Affiliates to waive and to not assert, any attorney-client privilege with respect to any communication concerning this Agreement and the Ancillary Agreements occurring on or prior to the Closing between LRF and the Seller and Raydex or any Affiliate of the Seller, or any

of their respective officers, employees, directors and managers, it being the intention of the Parties that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by the Seller, and its Affiliates to the extent that the privilege involves communications concerning this Agreement and the Ancillary Agreements.

10.4 Use of Names. The Seller is not conveying any ownership rights in, or (except as expressly set forth in Section 10.4(b) granting any license to use, any Seller Mark to the Buyer or any of its Affiliates other than as expressly provided herein and, after the Closing, the Buyer shall, and shall cause each of its Affiliates (including, without limitation, Raydex) to, not use in any manner any Seller Mark other than as expressly provided herein. In the event the Buyer violates any of its obligations under this Section 10.4, the Seller and their Affiliates may proceed against the Buyer in law or in equity for such damages or other relief as a court may deem appropriate. The Buyer acknowledges that a violation of this Section 10.4 may cause the Seller and their Affiliates irreparable harm which may not be adequately compensated for by money damages. The Buyer, therefore, agrees that in the event of any actual or threatened violation of this Section 10.4, the Seller and any of their Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against the Buyer or such Affiliate of the Buyer to prevent any violations of this Section 10.4, without the necessity of posting a bond.

(a) The Buyer and Raydex shall have a non-exclusive, non-transferable (except with respect to Affiliates of the Buyer), fully-paid and royalty-free license (without the right to sublicense such rights) to use, solely in connection with the conduct of the Business in the ordinary course consistent with past practice, the Licensed Seller Marks:

(i) on finished goods, work in process and raw materials inventory and packaging existing as of the Closing Date or on order from suppliers of the Business as of the Closing Date, until supplies of such inventory and packaging have been depleted, provided that the foregoing right to use the Licensed Seller Marks shall terminate not later than the first anniversary of the Closing Date;

(ii) for a period of 120 days following the Closing Date, on products of the Business manufactured by the Buyer after the Closing Date;

(iii) for a period of 120 days following the Closing Date, on existing product catalogs and product brochures that are (A) used as of the Closing Date in the Business and (B) are included in the Acquired Assets or the assets of Raydex; and

(iv) for a period of not more than 120 days following the Closing Date, in any website or other digital content that is (A) used as of the Closing Date in the Business and (B) included in the Acquired Assets or the assets of Raydex, provided that the Buyer and Raydex shall use commercially reasonable efforts to remove the Licensed Seller Marks from such content and all websites maintained by the Buyer or any of its Affiliates.

Seller acknowledges and accepts that the Buyer may, in communications with existing customers related specifically to products sold pursuant to this Section 10.4 and for historical and background purposes, (such as to indicate that Raydex used to be affiliated with the Seller and that the Buyer acquired the Business of the Seller), reference a Seller Mark or a Licensed Seller Mark.

(b) Notwithstanding anything to the contrary in this Section 10.4, from and after the Closing, the Buyer shall, and shall cause each of its Affiliates to, identify in all correspondence, communications or other dissemination of information regarding the Business or Raydex made by the Buyer or any of its Affiliates that the Business, Raydex and their Affiliates are affiliated with the Buyer.

10.5 Non-competition; Non-solicitation.

(a) For a period of five years commencing on the Closing Date (the “Restricted Period”), the Seller shall not, and shall not permit any of its Affiliates to directly or indirectly, engage in, conduct, manage, operate or control, or participate in the ownership, management, operation or control of or, lend money or render financial or other assistance to, any Competing Business anywhere in the world or cause, induce or encourage any material actual or prospective client or customer, supplier or licensor of the Business (including any existing or former client or customer of the Seller (in respect of the Business) or Raydex and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or materially modify any such actual or prospective relationship with respect to the Business.

(b) During the Restricted Period, the Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any person who is offered employment by the Buyer pursuant to Section 9.1 or is or was employed in the Business during the Restricted Period, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 10.5(b) shall prevent the Seller or any of its Affiliates from hiring: (i) Tim Shoulders, an employee working at the Business’ Indianapolis, Indiana location at the Closing, if he does not accept offered employment from Buyer, (ii) any employee whose employment has been terminated by the Buyer or (iii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c) Nothing in this Section 10.5 or otherwise in this Agreement shall preclude or restrict the Seller and/or any of its Affiliates from owning, carrying on, operating, being interested in, developing and/or otherwise promoting the Retained Businesses (as conducted on the Closing Date) in a manner that does not result in a violation of the covenants and agreements of the Seller set forth in this Section 10.5.

(d) Nothing in this Section 10.5 or otherwise in this Agreement shall preclude or restrict the Seller and/or any of its Affiliates from acquiring or entering into a merger or other business combination with, on or after the Closing Date, any company or business (an “Acquired Business”) a part of which (a “Competing Division”) directly or indirectly would cause a violation of this Section 10.5, provided that:

(i) the aggregate turnover of the Acquired Business in the 12 months prior to such acquisition, merger or combination which is accounted for by the Competing Division does not exceed 20% of the turnover of the Acquired Business during such period; and

(ii) the Seller shall cause a Competing Division to be divested from the Acquired Business by consummating a sale of such Competing Division to a third party (a “Competing Division Sale”) within twelve (12) months of the closing of the Seller’s or its applicable Affiliate’s acquisition of, or merger or other business combination with, the Acquired Business. The Seller shall notify the Buyer as soon as reasonably practicable of the same and the Buyer shall be entitled to submit an offer to purchase the Competing Division or the relevant part thereof (as the case may be) and shall be granted the opportunity to purchase the Competing Division or relevant part thereof (as the case may be); provided that the decision as to whether or not to sell the Competing Division or part thereof (as the case may be) and on which terms and conditions and to whom shall be at the sole discretion of the Seller and/or the relevant Affiliate and subject always to, inter alia, the agreement between the parties of mutually acceptable terms (including as to timing) and the submission of any applicable Governmental Filings and the obtaining of any applicable Governmental approvals or other regulatory and/or other consents.

(e) The Seller acknowledges that a breach or threatened breach of this Section 10.5 would give rise to irreparable harm to the Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the Seller of any such obligations, the Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to prove damages or to post bond).

(f) The Seller acknowledges that the restrictions contained in this Section 10.5 are reasonable and necessary to protect the legitimate interests of the Buyer and constitute a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 10.5 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 10.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

ARTICLE XI

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acquired Assets” shall mean all assets, properties and rights of the Seller of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, existing as of the Closing which are used primarily in the Business, including the following assets, in each case to the extent owned by the Seller as of the Closing and utilized primarily in the Business:

(a) all accounts receivable and other receivables, whether or not billed;

(b) all inventory of raw materials, work in process, finished goods, office supplies, maintenance supplies and packaging materials, together with spare parts, supplies, promotional materials and inventory;

(c) all Designated Intellectual Property, computers, equipment, furniture, furnishings, fixtures, machinery, vehicles, tools and tooling and other tangible personal property and all warranties and guarantees, if any, express or implied, existing for the benefit of the Seller in connection therewith to the extent transferable;

(d) the Designated Owned Real Property and the leasehold interests to the Designated Leased Real Property, except as provided in Section 1.5;

(e) all contracts or agreements, except as provided in Section 1.5, including without limitation all collective bargaining or other union contracts related to the Business Employees;

(f) all technical information, trade secrets, technology, know-how, specifications, designs, drawings and processes and quality control data, and other confidential business information, including, without limitation, customer lists and vendor lists;

(g) to the extent transferable, all licenses, permits, authorizations or franchises issued by any Governmental Entity;

(h) all goods and services and all other economic benefits to be received subsequent to the Closing arising out of prepayments and payments by the Seller prior to the Closing;

(i) all books (other than stock record books and minute books of the Seller, but including stock records and minute books of Raydex), records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials kept, used or prepared solely in connection with the Business, subject to any restrictions imposed by applicable Law on the transfer of employee files; and

(j) all goodwill associated exclusively with the Business.

“Acquired Business” has the meaning assigned to it in Section 10.5(d).

“Adjusted Purchase Price” shall mean the Purchase Price as adjusted pursuant to Section 1.4.

“Affiliate” shall have the meaning assigned to it in Rule 12b-2 of the Securities and Exchange Act of 1934.

“Agreement” shall have the meaning set forth in the preliminary statement of this Agreement.

“Ancillary Agreements” shall mean the agreements and instruments referred to in clauses (i) through (vi) in Section 1.3(b) of this Agreement.

“Antitrust Laws” shall mean the Hart-Scott-Rodino Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or competition.

“Assumed Liabilities” shall mean the liabilities and obligations to the extent relating to the Acquired Assets or the Business as now conducted, of the Seller and Raydex, all of which are identified on the following list of liabilities and obligations, to the extent relating to the Business or the Acquired Assets as now or previously conducted:

(a) the liabilities shown on the balance sheet of the Business as of the Balance Sheet Date;

(b) all liabilities and obligations under all contracts or agreements, except as provided in Section 1.5, including without limitation all collective bargaining or other union contracts related to the Employees, but only to the extent that such liabilities and obligations thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller on or prior to the Closing;

(c) notwithstanding sub-part (b) above, all liabilities with respect to warranty obligations which arise after the Closing on account of the sale of any products manufactured and/or sold before, on, or after the Closing (including but not limited to liabilities with respect to warranty obligations arising under: (i) open purchase orders, (ii) open orders for the sale of products or (iii) open quotations and offers for the sale of products, in each case by or on behalf of the Business); provided the Seller reimburses the Buyer for all reasonable costs associated with repairing or replacing any products manufactured or sold before the Closing Date that were found before or after the Closing Date to be nonconforming products under the warranty policies applicable to such products in excess of any reserve for such warranty claims contained in the Closing Working Capital Amount;

(d) notwithstanding sub-part (b) above, all liabilities and obligations related to products liability claims related to products sold on or after the Closing Date;

(e) notwithstanding sub-part (b) above, all liabilities and obligations related to any product liability claim related to product(s) sold prior to the Closing Date in the event that such claim does not arise until five years or later from the Closing Date;

(f) all liabilities and obligations for any Taxes relating to the operation of the Business or the Acquired Assets and any Taxes of Raydex, in each case solely for any Post-Closing Tax Period;

(g) all liabilities and obligations arising or accruing after the Closing Date under any Permits, authorizations or franchises issued by any Governmental Entity; and

(h) all liabilities and obligations arising out of or relating to any deferred items under Section 1.5.

“Balance Sheet Date” shall mean September 30, 2012.

“Business” shall have the meaning set forth in the first paragraph under the Article titled “Introduction” of this Agreement

“Business Day” shall mean any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“Business Employees” shall mean all employees of Thermax, and of the Seller to the extent primarily engaged in the Business but excluding, without limitation, all employees of Raydex.

“Business Material Adverse Effect” shall mean any change, effect, event, condition or circumstance that (i) is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Business as a whole (other than changes, effects, events, conditions or circumstances that are the result of economic factors affecting the economy as a whole or that are the result of factors affecting the industry or specific markets in which the Business competes, so long as the Business is not disproportionately affected thereby compared to other participants in the industries in which the Business operates), or (ii) materially impairs the ability of the Seller to consummate the transactions contemplated by this Agreement; provided, however, that a “Business Material Adverse Effect” shall not include any adverse change, effect or circumstance arising out of, resulting from or attributable to (A) actions contemplated by the Parties in connection with this Agreement, (B) the announcement of this Agreement or the transactions contemplated by this Agreement, (C) any change in accounting requirements or principles or the interpretation thereof occurring after the date of this Agreement (so long as the Business is not disproportionately affected thereby compared to other participants in the industries in which the Business operates), or (D) national or international political or social conditions, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (so long as the Business is not disproportionately affected thereby compared to other participants in the industries in which the Business operates).

“Business Property” shall mean all real property (i) currently owned, leased, used, managed or occupied by the Business, and/or (ii) previously owned, leased, used, managed or occupied by the Business.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to a judgment, order, decree, stipulation or injection against the Buyer) of Section 5.2 is satisfied.

“Buyer Fundamental Representations” shall mean the representations and warranties contained in Sections 3.1 (Organization) and 3.2 (Authority) and 3.6 (Financing) of this Agreement.

“Buyer Material Adverse Effect” shall mean a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

“Buyer Plans” shall mean employee benefit plans of the Buyer and its Affiliates in which Hired Business Employees participate.

“CERCLA” shall mean Comprehensive Environmental Response, Compensation, and Liability Act.

“Claim Notice” shall mean a written notice which contains (i) a reasonably specific description and amount of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI and a reasonable explanation of the basis therefor, (iii) an estimate of the amount of such Damages, if known, and (iv) if applicable, copies of all relevant documentation (including any summons, complaint, pleading, written demand or other document or instrument).

“Clean–up” shall mean any investigation, removal and/or remediation of, or other response to, any Release of Hazardous Materials or Contamination in compliance with Environmental Laws.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date as soon as practicable (but in no event more than five Business Days) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents) have been satisfied or waived.

“Closing Statement” shall mean a statement calculating the Closing Working Capital Amount.

“Closing Working Capital Amount” shall be calculated in accordance with the example and accounting principles set forth in Schedule 1.4.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1986.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” shall mean any business that manufactures, sells, markets or distributes high temperature wire, cable, fiber optics or coaxial products employing polytetrafluoroethylene materials as a primary insulation system and/or as a final jacket configuration.

“Competing Division” has the meaning assigned to it in Section 10.5(d).

“Competing Division Sale” has the meaning assigned to it in Section 10.5(d)(ii).

“Confidentiality Agreement” shall mean the confidentiality agreement dated August 7, 2012 between the Buyer and the Seller.

“Contamination” shall mean the presence of, or Release on, under, from or to the Business Property of any Hazardous Material.

“Damages” shall mean losses, damages, liabilities, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Damages” shall not include punitive damages, except in the case of fraud or to the extent actually awarded to a Governmental Entity or other third party.

“Designated Contract” has the meaning assigned to it in Section 2.12.

“Designated Intellectual Property” shall means all Intellectual Property currently used primarily in the operation of the Business, including the Intellectual Property listed on Section 2.11(a) of the Disclosure Schedule. For the avoidance of doubt, the term “Designated Intellectual Property” shall not include any Seller Marks.

“Designated Leased Real Property” shall mean each parcel of real property (i) leased by Raydex from a third party or (ii) leased by the Seller from a third party and used primarily to conduct the Business as currently conducted (together, in each case, with all buildings, fixtures, structures and improvements situated thereon and all easement, rights-of-way and other rights and privileges appurtenant thereto).

“Designated Owned Real Property” shall mean each parcel of real property (i) owned by Raydex or (ii) owned by the Seller and used primarily to conduct the Business as currently conducted (together, in each case, with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto), excluding for the avoidance of doubt the Designated Leased Real Property.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Seller to the Buyer on the date hereof (as amended pursuant to Section 4.4 of Article IV).

“Employees” shall mean the Business Employees and all or any employees of Raydex.

“Employee Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA but excluding any plan that is a Multiemployer Plan) and each other director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, severance or employment agreement, stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity-based plan, and bonus or other incentive compensation or salary continuation plan or policy, whether formal or informal, oral or written, contributed to, sponsored or maintained by or with respect to the Business or the Employees which the Seller or Raydex (or any of their Affiliates) has any liability (contingent or otherwise) as of the date hereof for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Business or Raydex, but excluding any “employee benefit plan” required to be maintained or contributed to under foreign Law.

“Encumbrance” shall mean any mortgage, pledge, easement, condition, equitable interest, security interest, option, encumbrance, charge, claim, community property interest, easement, encroachment, right of way, right of first refusal, or restriction of any kind, or other lien (whether arising by contract or by operation of Law).

“Environmental Documents” shall mean (i) any and all documents the Seller has in its possession or under its control that the Seller (or subsidiary) received from any Governmental Entity concerning the environmental condition of the Business Property or the effect of the Business’ operation on the Business Property or any other property regarding the environment; (ii) any and all documents the Seller currently has in its possession or under its control that the Seller (or subsidiary) submitted on behalf of the Business to any Governmental Entity concerning the environmental condition of the Business Property or the effect of the Business’ operation on the Business Property regarding the environment; and (iii) any all written reviews, audits, reports or other analyses concerning Contamination that the Seller (or subsidiary) currently has in its possession or under its control and that relate to the Business or Business Property.

“Environmental Law” shall mean any federal, state, local and foreign law, rule, regulation, code, ordinance, order, decree, common law, permit, license, judgment or restriction relating to Hazardous Materials, pollution, contamination or protection of the environment, human health, occupational health and safety and natural resources.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes Raydex or the Seller.

“Excluded Assets” shall mean (i) all assets, properties and rights of the Seller of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, which are utilized by the Seller (or any of their Affiliates other than Raydex) primarily in or used by a business other than the Business and (ii) including the following assets of the Seller:

(a) all cash and cash equivalents or similar investments, bank accounts, commercial paper, certificates of deposit, Treasury bills and other marketable securities;

(b) all assets, properties or rights listed on, or arising under any contracts or agreements listed on, Schedule D-3;

(c) all insurance policies and related refunds, proceeds and entitlements;

(d) all rights which accrue or will accrue to the benefit of the Seller under this Agreement or the Ancillary Agreements;

(e) all rights relating to refunds or recoupment of Pre-Closing Taxes, except to the extent such rights result from payment by the Buyer of a Tax that is an Assumed Liability;

(f) all actions, claims, causes of action, rights of recovery, choices in action and rights of setoff of any kind arising before, on or after the Closing relating to any other Excluded Asset or any Excluded Liability; and

(g) all assets, contracts, rights, services and other resources generally made available by the Seller to its Subsidiaries or Affiliates that are used by Raydex as a result of its status as a Subsidiary of the Seller, including, without limitation, procurement assistance, human resources management, tax, legal and accounting assistance and other corporate services.

“Excluded Liabilities” shall mean:

(a) those liabilities and obligations of the Seller or any of its Affiliates other than the Assumed Liabilities, including all liabilities and obligations of the Seller or any of its Affiliates:

(i) relating exclusively to the Excluded Assets;

(ii) under the agreements listed on Schedule D-3;

(iii) under this Agreement and the Ancillary Agreements;

(iv) for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement (including any fees for financial advisors engaged by or on behalf of the Seller);

(v) for (i) Taxes relating to the Business, the Acquired Assets or Raydex solely for a Pre-Closing Tax Period and

(ii) any other Taxes of the Seller or any Affiliate of the Seller for any Tax period;

(vi) relating to any Employee Benefit Plan; and

(vii) relating to any Indebtedness of (A) the Seller in connection with the Business or the Acquired Assets, or (B) Raydex.

(b) notwithstanding any contrary provision in this Agreement, it is agreed and understood that: (i) in the case of Raydex, the Excluded Liabilities shall mean liabilities or obligations only to the extent that they arise in or are incurred with respect to a Pre-Closing Tax

Period and are not reflected on the Final Closing Statement and (ii) in the case of the Seller with respect to the Business or the Acquired Assets, the Excluded Liabilities shall not include liabilities or obligations that are reflected on the Final Closing Statement (such liabilities and obligations shall be Assumed Liabilities).

“FCPA” shall mean the United States Foreign Corrupt Practices Act of 1977.

“Final Closing Statement” shall mean the Closing Statement as finally determined in accordance with Section 1.4(c).

“Final Purchase Price” has the meaning assigned to it in Section 1.4(d).

“Financial Statements” shall mean (i) the unaudited consolidated balance sheet and consolidated profit and loss statement of the Business as of and for the fiscal year ended December 31, 2010 and December 31, 2011 and (ii) the unaudited consolidated balance sheet and consolidated profit and loss statement of the Business as of and for the year-to-date period ended as of the Balance Sheet Date.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any federal, state, local, foreign, international or multinational court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Governmental Filings” shall mean all registrations, filings and notices with or to Governmental Entities.

“Hart-Scott-Rodino Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hazardous Material(s)” shall mean (i) any dangerous, toxic, hazardous, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or other substance, pollutant, contaminant, chemical or waste as defined in or regulated by any Environmental Law, including without limitation any asbestos or asbestos containing materials, PCBs, urea formaldehyde, radon and petroleum and petroleum by-products; and (ii) any substance, at concentrations the presence of which requires investigation or remediation under any Environmental Law.

“Hired Business Employees” has the meaning assigned to it in Section 9.1.

“Income Taxes” shall mean any Taxes imposed upon or measured by net income.

“Indebtedness” of any Person shall mean indebtedness for borrowed money, including (i) all obligations of such Person evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (ii) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) other than those incurred in the ordinary course of business for the purchase of goods, (iii) all indebtedness of such Person secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of the property subject to such lien other than those incurred in the ordinary course of business for the purchase of goods; (iv) all obligations under leases which are recorded in accordance with GAAP as capital leases in respect of which such Person is liable as lessee, (v) any liability of such Person in respect of banker’s acceptances or letters of credit (but only to the extent drawn), (vi) all interest, fees, prepayment premiums and other expenses owed with respect to the indebtedness referred to above and (vii) all indebtedness referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnified Party” shall mean the party seeking indemnification under Article VI of this Agreement.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Intellectual Property” shall mean all patents, copyrights, mask-work registrations, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, data bases, moral rights, domain names, manufacturing methods and data, specifications, drawings, algorithms, prototypes, designs, design rights, design tools, white papers, research and development data and computer software programs (except off-the-shelf or shrink-wrap software licensed for a one-time fee or that have annual fees of $250,000 or less); all trademarks, trade names, service marks and service names; domain names, URLs, and social media identifiers; all registrations, applications, recordings, licenses and common-law rights relating thereto; all rights to sue at law or in equity for any infringement or other impairment thereto, including the right to receive all proceeds and damages therefrom; and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto; and all other United States, state, and foreign intellectual property.

“International Employee Benefit Plan” has the meaning assigned to it in Section 2.16(i).

“IRS” shall mean the Internal Revenue Service.

“Knowledge” shall mean the actual knowledge, after reasonably diligent inquiry, of the individuals named on Schedule D-4 in the case of the Seller, and the individuals named on Schedule D-5 in the case of the Buyer.

“Law” means any domestic or foreign, federal, state or local law, statute, ordinance, rule, administrative ruling, common law, regulation, order, writ, award, judgment, injunction, directive, decree or other requirement of any Governmental Entity.

“Leases” shall mean any lease or sublease included in the Acquired Assets or pursuant to which Raydex leases or subleases from another party any real property.

“Licensed Seller Marks” shall mean business names, trade names and trademarks consisting of, or that include, the name of “BELDEN.”

“LRF” has the meaning assigned to it in Section 10.3(a).

“Maquiladora” shall mean the maquiladora assembly and manufacturing services and facilities provided to the Seller by Collectron International Management, Inc. (“Collectron”) in Nogales, Sonora, Mexico and the activities of Collectron and Sonora S. Plan, S.A. de C.V. in connection with the performance of Collectron’s obligations under the Memorandum of Agreement, dated August 17, 1998, between Collectron and Thermax/CDT, Inc.

“Material Customers” has the meaning assigned to it in Section 2.24.

“Material Suppliers” has the meaning assigned to it in Section 2.24.

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Business as of the Balance Sheet Date.

“Multiemployer Plan” shall mean a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

“Neutral Accountant” shall mean PricewaterhouseCoopers or, in the event that circumstances create an actual conflict of interest that would impair such Person’s ability to impartially determine any issue presented to it pursuant to this Agreement, another nationally recognized certified public accounting firm mutually agreed upon by the Seller and the Buyer.

“Parties” shall mean the Seller and the Buyer collectively.

“Permits” shall mean all permits, licenses, franchises or authorizations from any Governmental Entity included in the Acquired Assets or held by Raydex.

“Permitted Encumbrance” means any (i) mechanic’s, materialmen’s, landlord’s and similar liens, arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent (or are being contested in good faith and for which appropriate reserves have been recorded as required by GAAP) and which are not, individually or in the aggregate, material to the Business, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent (or are being contested in good faith and for which appropriate reserves have been recorded as required by GAAP) and which are not, individually or in the aggregate, material to the business of the Business, (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past practice, (iv) liens for Taxes not yet due and payable or which are being contested in good faith and for which appropriate reserves have been recorded as required by GAAP, (v) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business, and (vi) liens listed in Schedule D-2.

“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Entity.

“Planning Acts” shall mean the Town and Country Planning Act 1990; the Planning (Listed Buildings and Conservation Areas) Act 1990; the Planning (Hazardous Substances) Act 1990; the Planning (Consequential Provisions) Act 1990; the Planning and Compensation Act 1991; the Planning and Compulsory Purchase Act 2004; the Planning Act 2008; and any other legislation from time to time regulating the use or development of land.

“Post-Closing Tax Period” shall mean a Tax period beginning after the Closing Date or portion of a Straddle period beginning after the Closing Date.

“Property Statutes” shall mean the Public Health Acts; the Occupiers Liability Act 1957; the Offices, Shops and Railway Premises Act 1963; the Health and Safety at Work etc. Act 1974; the Control of Pollution Act 1974; the Occupiers Liability Act 1984; the Environmental Protection Act 1990; the Construction (Design and Management) Regulations 1994; the Environmental Protection Act 1995; the Disability Discrimination Act 1995; the Control of Asbestos Regulations 2012; the Construction (Design and Management) Regulations 2007; and regulations, rules and delegated legislation under, or relating to, such statutes.

“Pre-Closing Taxes” has the meaning assigned to it in Section 7.1(b).

“Pre-Closing Tax Period” shall mean a Tax period ending on or prior to the Closing Date or portion of a Straddle Period ending on the Closing Date.

“Purchase Price” shall mean an amount equal to US$265,000,000.

“PSV Policies” shall have the meaning set forth in Section 9.2(b) of the Agreement.

“Raydex” shall have the meaning set forth in the second paragraph under the Article titled “Introduction” of this Agreement.

“Regulatory Action(s)” means any claim, demand, action or proceeding brought or instigated by any Governmental Entity against the Business in connection with any Environmental Law (including, without limitation, civil, criminal and/or administrative proceedings), whether or not seeking costs, damages, penalties or expenses.

“Release(d)” means the spilling, leaking, disposing, discharging, emitting, depositing, injecting, leaching, escaping, or any other release or threatened release, however defined, and whether intentional or unintentional, of any Hazardous Material by the Business or to or from the Business Property.

“Restricted Period” has the meaning assigned to it in Section 10.5.

“Retained Businesses” shall mean any and all business or businesses carried on by the Seller and/or any of its Affiliates anywhere in the world as of the Closing Date, other than the Business unless such Business is pursuant to Seller’s interest in and rights under the Supply Agreement.

“Securities Act” shall mean the Securities Act of 1933.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to a judgment, order, decree, stipulation or injunction against the Seller) of Section 5.1 is satisfied.

“Seller Fundamental Representations” shall mean the representations and warranties contained in Sections 2.1 (Organization, Qualification and Power), 2.2 (Capitalization), 2.3 (Authority), 2.7 (Tax Matters) and 2.21 (Brokers’ Fees) of this Agreement.

“Seller Marks” shall mean (other than the trademarks, trade names, service marks and domain names included in the Designated Intellectual Property) all business names, trade names and trademarks of the Seller or any Affiliate of the Seller that consist of, or that include, the name “BELDEN” or any derivative thereof, or any business name, trade name, or trademark that in its entirety is confusingly-similar to any of the foregoing.

“Shares” shall have the meaning set forth in the second paragraph under the Article titled “Introduction” of this Agreement.

“Statutory Agreement” shall mean an agreement or undertaking entered into under section 18 of the Public Health Act 1936; section 52 of the Town and Country Planning Act 1971; section 33 of the Local Government (Miscellaneous Provisions) Act 1982; section 106 of the Town and Country Planning Act 1990; section 104 of the Water Industry Act 1991, and any replacement or supplemental legislation.

“Straddle Period” shall mean a Tax period commencing prior to and ending after the Closing Date.

“Straddle Tax Return” has the meaning assigned to it in Section 7.1(b).

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Seller (or another Subsidiary of the Seller) holds stock or other ownership interests representing more than 50% of the voting power of all outstanding stock or ownership interests of such entity.

“Target Working Capital Amount” shall mean US$14,600,000.

“Tax Audit” shall mean any audit or examination of Taxes by any Taxing Authority.

“Taxes” shall mean all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, social security, franchise, minimum, alternative minimum, production, net worth, registration, profits, license, lease, service, service use, payroll, Medicare, unemployment, disability, workers’ compensation, estimated, severance, environmental, stamp, occupation, premium, real property gains, windfall profits, customs, duties, unclaimed property, escheat, bank shares, financial transaction or other taxes, fees or charges of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Taxing Authority” shall mean any applicable Governmental Entity responsible for the imposition of Taxes.

“Tax Returns” shall mean all reports, returns, declarations, statements, forms or other information required to be supplied to a Taxing Authority in connection with Taxes.

“Third Party Environmental Claim(s)” means any third party claims, actions, demands, or proceedings (other than Regulatory Actions) against the Business based on statutory or common law claims relating to or due to any Release of Hazardous Material or Contamination, and whether or not seeking costs, damages, penalties or expenses.

“Third-Party Offer” has the meaning assigned to it in Section 10.5(d)(ii).

“Transition Services Agreement” shall mean the Transition Services Agreement delivered at the Closing pursuant to Section 1.3(b)(iii).

“Treasury Regulations” shall mean the rules and regulations under the Code.

“Union” has the meaning assigned to it in Section 2.15(b).

“Waiving Party” shall have the meaning set forth in Section 5.3 of this Agreement.

“Working Capital Adjustment” shall mean the amount by which either (i) Closing Working Capital exceeds the Target Working Capital Amount or (ii) Closing Working Capital is less than the Target Working Capital Amount (which amount, if the Closing Working Capital exceeds the Target Working Capital Amount, shall be a positive number, and if Closing Working Capital is less the Target Working Capital Amount, shall be a negative number).

“Working Capital Guidelines” has the meaning assigned to it in Section 1.4.

ARTICLE XII

MISCELLANEOUS

12.1 Press Releases and Announcements. No Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by Law, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party or Parties and the other Party or Parties shall, to the extent permitted by Law, have the right to review and comment on such press release or announcement, and the disclosing Party shall incorporate all reasonable comments of the other Party, prior to its publication).

12.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

12.3 Treatment of Raydex. Prior to the Closing, Raydex will be deemed, for purposes of this Agreement, to be an Affiliate of the Seller and not of the Buyer. Following the Closing, Raydex will be deemed, for purposes of this Agreement, to be an Affiliate of the Buyer and not of the Seller.

12.4 Entire Agreement. This Agreement (including the Ancillary Agreements and the Disclosure Documents) and the Confidentiality Agreement constitute the entire agreement among the Buyer, on the one hand, and the Seller, on the other hand. This Agreement supersedes any prior agreements or understandings among the Buyer, on the one hand, and the Seller, on the other hand, and any representations or statements made by or on behalf of the Seller or any of their respective Affiliates to the Buyer, whether written or oral, with respect to the subject matter hereof, other than the Confidentiality Agreement, the Ancillary Agreements and the Disclosure Documents, and the Parties hereto specifically disclaim reliance on any such prior representations or statements to the extent not embodied in this Agreement, the Ancillary Agreements or the Disclosure Documents.

12.5 Succession and Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Seller (in the case of an assignment by the Buyer) or the Buyer (in the case of an assignment by the Seller), which written approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing (i) this Agreement, and all rights, interests and obligations hereunder, may be assigned, without such consent, to any entity that acquires all or substantially all of the Buyer’s or the Seller’s business or assets, and (ii) prior to the Closing Date, the Buyer may, without the prior written consent of the Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly owned subsidiaries. No assignment shall relieve the assigning party or Parent of any of its obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

12.6 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Buyer: c/o Carlisle Companies Incorporated 11605 North Community House Road Suite 600 Charlotte, NC 28277 Attention: General Counsel Telecopier: 704/501-1190	Copy (which shall not constitute notice) to: Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402 Attention: Robert A. Rosenbaum Jonathan A. Van Horn Telecopier: 612/340-2868

If to the Seller: Belden Inc. 7733 Forsyth Boulevard, Suite 800 St. Louis, Missouri 63105 Attention: General Counsel Telecopier: 314/854-8001	Copy (which shall not constitute notice) to: Lewis, Rice & Fingersh, L.C. 600 Washington Avenue, Suite 2500 St. Louis, Missouri 63101 Attention: John C. Bodnar Telecopier: 314/612-7761

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including, without limitation, personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail) and any such communication shall be deemed delivered (a) upon machine or server confirmation if given by telecopy or electronic mail or (b) if not given by telecopy or electronic mail, when actually received by the Party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

12.7 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified, so long as such modification does not frustrate the essential purpose of this Agreement.

12.9 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

12.10 Specific Performance. Each Party acknowledges and agrees that the other Party or Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party or Parties may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter.

12.11 Governing Law. This Agreement and any disputes hereunder shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

12.12 Submission to Jurisdiction. Each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 12.6. Nothing in this Section 12.12 however, shall affect the right of any Party to serve such summons, complaint or initial pleading in any other manner permitted by Law.

12.13 Bulk Transfer Laws. The Buyer and the Seller hereby waive compliance by the Buyer and the Seller with the bulk sales law, bulk transfer law and any other similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement.

12.14 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference to a statute means such statute as amended from time to time and includes any successor legislation thereto.

(d) The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) All references herein to “Articles”, “Sections”, “Exhibits” and “Schedules” shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

(f) All references to “$”, “Dollars” or “US$” refer to currency of the United States of America.

(g) The defined terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(h) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(i) Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including, without limitation, by waiver or consent (in the case of agreements or instruments) and by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein (in the case of statutes).

(j) Unless otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with GAAP.

12.15 No Solicitation; Acquisition Proposals. From the date of this Agreement until the Closing Date or until this Agreement is terminated or abandoned as provided in Article VIII, the Seller shall not, directly or indirectly, through any officer, director, employee, stockholder, agent or affiliate or otherwise, except (with respect to (b), (c) and (d) only) in furtherance of the transactions contemplated by this Agreement, (a) solicit, initiate or encourage submission of proposals or offers from any person relating to any acquisition or purchase of a material amount of the assets of, or any equity interest in, or any merger, consolidation or business combination with, the Business or the Acquired Assets (an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with or assist, facilitate or encourage any Acquisition Proposal by any Person; (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal; or (d) sell, transfer, or otherwise dispose of, or enter into any agreement, arrangement or understanding with respect to, any interest in the Acquired Assets or the Business.

12.16 Waiver of Jury Trial. To the extent permitted by applicable Law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of any Party in the negotiation, administration, performance and enforcement of this Agreement.

12.17 Further Representations. The Seller, on the one hand, and the Buyer, on the other hand, acknowledge and represent that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. The Seller, on the one hand, and the Buyer, on the other hand, further represent that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by the other as to such tax consequences.

12.18 Counterparts and Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

12.19 Parent Guarantee. Parent hereby irrevocably and unconditionally guarantees the payment and performance of all obligations of the Buyer and its permitted assigns set forth in this Agreement, including the payment of all amounts due to the Seller as provided herein in accordance with the terms of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BELDEN INC.

By:	/s/ John Stroup
Name: John Stroup
Title: President and Chief Executive Officer

CARLISLE INTERCONNECT TECHNOLOGIES, INC.

By:	/s/ John E. Berlin
Name: John E. Berlin
Title: President

CARLISLE COMPANIES INCORPORATED

(solely for the purposes of Section 12.19 hereof)

By:	/s/ Scott Selbach
Name: Scott Selbach
Title: Vice President, Corporate Development

Signature Page to Purchase and Sale Agreement